
FOCUSED
BOUNDARYLESS
AGILE

MICROVISION

2006 ANNUAL REPORT

We are focused, agile, and boundaryless in the pursuit of innovative display and imaging solutions that dramatically improve how our customers solve real problems.

FOCUSED


179
km/h
Mercer Way

BOUNDARYLESS

- We help one another.
- We remain open to ideas from anywhere.
- We take the broader view than doing just "your job."

AGILE

Dear Fellow Shareholders,

What a difference, a year makes! Last January during my first month as CEO of Microvision, we began the reinvention of the Company around our new strategic imperatives. This was a tremendous challenge, and one that was paramount to defining the future of Microvision. We focused our efforts on the new direction and strategy and executed an important and successful turnaround of our Company. The goal set in 2006, and our relentless focus in 2007, is to accelerate the path to market for differentiating high volume consumer and automotive products based on our newly introduced display engine while streamlining operating costs.

Our relentless focus is to accelerate the path to market for differentiating high-volume consumer and automotive products based on our newly introduced display engine while streamlining operating costs.

In February of 2006, I outlined what all of you should expect from us as a Company going forward. The main points included:

» Making market- and customer-driven decisions and being agile in response to market changes;

» Setting clear direction and focusing on a few vital opportunities;

» Mitigating go-to-market risks by assuming more active control of external dependencies that could inhibit Microvision reaching its goals;

» Developing a lean enterprise;

» Exhibiting quality in everything we do; and

» Building a culture of growth and accountability where each employee has direct ownership and stake in the Company's future.

We diligently followed these guidelines and as a result, 2006 was truly a transformational year for Microvision. We defined and executed a new blueprint for the Company introducing significant changes at every level. These changes included:

» **Direction:** Moved away from niche markets and products, and focused on exciting high volume consumer and automotive markets;

» **Strategy and Focus:** Defined a multi-year strategic roadmap and reduced the number of programs from 30 to 5;

» **Organization:** Restructured the Company to improve focus and reduce operating costs;

» **Leadership Team:** Built a new senior management team and reconstituted a new Board of Directors;

» **Financials:** Simplified the Company's capital structure, raised significant capital and retired the debt securities; and

» **Results Oriented Culture:** Set new standards for execution and accountability and substantially achieved operating objectives set for 2006.

O DEFINING AND EXECUTING OUR NEW BUSINESS STRATEGY

Microvision has for years possessed a disruptive technology in the area of MEMS-based scan beam displays. In 2006, we took steps to strengthen Microvision's business case and value proposition by converting this base technology and the years of our related experience and inventions into a more enabling technology platform suitable for high-volume applications. Microvision's new technology platform combines a MEMS scanner, lasers, optics, electronics and our systems controls expertise into a compact display solution that we anticipate will

Our largest opportunity derives from an unmet need facing growing mobility markets. Namely, consumers want a far better viewing experience than they currently get from traditional small displays on their mobile devices.

lead to exciting new applications and products in the consumer and automotive markets. Our largest opportunity derives from an unmet need facing growing mobility markets. Namely, consumers want a far better viewing experience than they currently get from traditional small displays on their mobile devices.

Our most notable achievement for 2006 was the definition, accelerated design and development of our proprietary display engine, called PicoP™. PicoP enables an ultra-miniature video projector capable of producing color rich, high resolution, large images, but small and low-power enough to be embedded directly into mobile devices, such as cell phones. Other potential display applications based on the PicoP are numerous and include tiny projectors embedded into or used as accessory displays for mobile devices such as personal media players, gaming devices, laptops and DVD players. We are also working to leverage the PicoP into vehicle displays, including automotive and aerospace head-up displays, as well as wearable full-color displays designed as fashionable eyewear.

This rapid progress towards the new business goal was validated in early January 2007 when we received significant attention from global OEMs, as well as extensive industry and media coverage at the Consumer Electronics Show in Las Vegas where we unveiled PicoP. This advanced version of the miniature projector prototype was developed in collaboration with one of our newly signed, high-volume manufacturing partners to better position us to meet the potential worldwide demand and deliver products with the right levels of quality and cost.

It's truly amazing that in less than 12 months, starting with nothing more than a paper concept of the new display platform based upon core inventions and experience, we produced a fully functioning advanced prototype of our tiny projector, all while going through sweeping business and organizational changes. This was a significant accomplishment by all of Microvision's employees and it was made possible due to steps taken early in 2006 when we mobilized our resources and focused them on a vital few opportunities.

REALIGNING AND RESTRUCTURING THE COMPANY

Once the new strategy was set, our second objective was to restructure and realign the Company around the new business imperatives to improve organizational effectiveness, focus and culture, and to reduce operating costs. The results speak for themselves as we:

- Reorganized the Research and Product Development team and institutionalized a new cross-functional product development discipline;
- Created a new strategic marketing group to drive the global platform strategy and focus on applications across all key customer segments worldwide;
- Consolidated sales and marketing to streamline activities and go-to-market strategies;
- Introduced a new sourcing and manufacturing discipline aimed at identifying and qualifying all critical component suppliers early in the product development cycle and developing at least two key suppliers for every critical subsystem or component;
- Reduced overall SG&A while substantially increasing key engineering resources; and
- Raised the bar on quality and improved customer satisfaction by reducing field returns by 85% for the bar code scanner segment.

We have successfully architected several global partnerships to help us reduce time-to-market and establish a footprint required to serve large global commercial markets.

O ARCHITECTING AND SECURING NEW STRATEGIC ALLIANCES

Our newly defined business strategy is predicated on building and leveraging strong partnerships with critical component suppliers and contract development and manufacturing partners. We have successfully architected several global partnerships to build this foundation which will help us to reduce time-to-market and establish a footprint required to serve large global commercial markets.

We signed joint development agreements with two major high-volume manufacturing partners to optimize the manufacturability of PicoP, initially targeted at consumer and automotive applications. One of our partners is a world-leading developer and manufacturer of consumer electronics and commercial equipment. The other partner is a global design and manufacturing enterprise known for its high-volume precision optical components. Both partnerships should enhance our ability to offer consumer and automotive customers PicoP enabled solutions with the right levels of performance, quality and cost for high-volume applications.

In the past, the availability of a commercially viable green laser has been a hurdle to our ability to develop a full-color display engine. Until 2006, several global companies including Corning, Novalux and others were developing the green laser technology initially targeted for the rear projection television market. Capitalizing on this initial development we took on a more active role in 2006 by developing stronger relationships with three green laser manufacturers by articulating the value proposition of the PicoP and better aligning our development roadmaps focused on an accelerated commercialization of the display engine.

Microvision's bi-directional MEMS scanning mirror is a key component of our new integrated technology platform and is one of Microvision's core competencies. In order to maintain and increase our competitive edge in the field of MEMS, we solidified a strategic relationship with the German based Fraunhofer Institute for Photonic Microsystems (IPMS) — an internationally recognized research and development organization. This strategic partnership with Fraunhofer IPMS augments Microvision's world-leading expertise in the design and production of MEMS scanning mirrors, and positions us well to supply a variety of scanning solutions to our partners today and in the future.

In order to further improve focus on the display business strategy and execution in our Redmond, Washington headquarters and to streamline the laser bar code scanner development, we established a formal agreement with a design and development partner in India — Networks Systems and Technologies (NeST). NeST will serve as our offshore development center for the engineering design, development and support of our laser barcode scanner product. This enhances our already improved design of the Flic™ bar code scanner and should streamline the supply chain and service support.

Our success in securing new go-to-market customers is predicated upon four factors: differentiating technology, compelling business strategy, Company credibility and risk mitigation around facilitating technologies external to Microvision. We spent most of 2006 working to improve our position in all four areas, which resulted in a number of new and exciting contracts, including with such notable companies as Visteon and General Dynamics in the second half of the year. We expect to maintain this trend throughout 2007 as prospective partners continue to recognize Microvision as a focused, vibrant, lean, quality-driven, debt-free enterprise pursuing exciting opportunities.

OUR 2007 FOCUS

In 2007, we will maintain the focus on the primary goal of accelerating the path to market for high-volume consumer and automotive products while reducing operating costs. Specific objectives of our 2007 operating plan include:

» Developing new growth opportunities with global consumer OEMs, Tier 1 automotive suppliers and the U.S. government;

» Continuing the rapid advancement of Microvision's new technology platform;

» Delivering on customer commitments on key existing commercial contract and government programs; and

» Completing the transformation of the bar code business segment.

OUR COMMITMENT

Our commitment to you for 2007 remains the same: we will be making market- and customer-driven decisions and be agile in response to market changes; we will set clear direction with our customers and continue to focus on a few vital opportunities; we will be proactive in mitigating the external risks with our supply chain partners; we will continue to develop a lean enterprise and exhibit quality in everything we do; and we will continue to build a culture of growth and accountability where each employee has direct ownership and stake in the Company's future.

My thanks go out to all of my Microvision colleagues whose dedicated and focused efforts have put us in a position for future growth.

I thank you for your continuous support during these exciting times.



Alexander Y. Tokman
President and Chief Executive Officer
April 27, 2007

Selected Financial Data—2006

A summary of selected financial data as of and for the five years ended December 31, 2006 is set forth below:

YEARS ENDED DECEMBER 31,	2006	2005	2004	2003	2002
(in thousands, except per share data)					
STATEMENT OF OPERATIONS DATA:					
Revenue	$ 7,043	$ 14,746	$ 11,418	$ 14,652	$ 15,917
Net loss available for common shareholders	(27,257)	(30,284)	(33,543)	(26,163)	(27,176)
Basic and diluted net loss per share	(0.81)	(1.35)	(1.56)	(1.46)	(1.93)
Weighted average shares outstanding basic and diluted	33,572	22,498	21,493	17,946	14,067
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 14,552	$ 6,860	$ 1,268	$ 10,700	$ 9,872
Investments available-for-sale	—	—	—	11,078	5,304
Working capital	19,160	(4,723)	903	19,781	14,511
Total assets	35,325	23,363	25,538	33,918	32,267
Long-term liabilities	2,616	4,412	52	2,204	1,480
Mandatorily redeemable preferred stock	—	4,166	7,647	—	—
Total shareholders' equity (deficit)	21,864	(3,509)	7,190	23,295	17,416

Statement of Operations and Balance Sheet data for 2002 and 2003 includes financial information for our previously consolidated subsidiary Lumera. Lumera was deconsolidated in July 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Shareholders of Microvision, Inc.:

We have completed integrated audits of Microvision, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Microvision, Inc. and its subsidiary at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the financial statements, during the year ended December 31, 2006, the Company changed the manner in which it accounts for stock compensation costs.

PRICEWATERHOUSECOOPERS

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Seattle, Washington
March 14, 2007

Microvision, Inc.

Consolidated Balance Sheets (in thousands, except per share information)

		December 31,		
		2006		2005
Assets				
Current assets				
Cash and cash equivalents	$	14,552	$	6,860
Accounts receivable, net of allowances of $216 and $264		1,166		1,380
Costs and estimated earnings in excess of billings on uncompleted contracts		565		1,204
Inventory		1,043		759
Current restricted investments		--		1,856
Current restricted investment in Lumera		10,693		--
Other current assets		1,986		1,512
Total current assets		30,005		13,571
Investment in Lumera		--		3,582
Property and equipment, net		4,011		2,902
Restricted investments		1,268		1,000
Restricted investment in Lumera		--		2,184
Other assets		41		124
Total assets	$	35,325	$	23,363
Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit)				
Current liabilities				
Accounts payable	$	1,785	$	2,328
Accrued liabilities		3,698		4,513
Billings in excess of costs and estimated earnings on uncompleted contracts		200		51
Liability associated with common stock warrants		2,572		3,452
Liability associated with embedded derivative feature		68		--
Current portion of notes payable		2,418		7,896
Current portion of capital lease obligations		45		32
Current portion of long-term debt		59		22
Total current liabilities		10,845		18,294
Notes payable, net of current portion		--		1,447
Liability associated with embedded derivative feature		--		1,368
Capital lease obligations, net of current portion		132		105
Long-term debt, net of current portion		457		--
Deferred rent, net of current portion		2,027		1,492
Total liabilities		13,461		22,706
Commitments and contingencies		--		--
Mandatorily redeemable convertible preferred stock, par value $.001; 25,000 shares authorized; 0 and 5 shares issued and outstanding (liquidation preference of $0 and $5,000)		--		4,166
Shareholders' Equity (Deficit)				
Common stock, par value $.001; 73,000 shares authorized; 42,921 and 25,138 shares issued and outstanding		43		25
Additonal paid-in capital		253,086		212,993
Deferred compensation		--		(85)
Receivables from related parties, net		(250)		(792)
Accumulated other comprehensive income		8,619		--
Accumulated deficit		(239,634)		(215,650)
Total shareholders' equity (deficit)		21,864		(3,509)
Total liabilities, mandatorily redeemable convertible preferred stock and shareholders' equity (deficit)	$	35,325	$	23,363

The accompanying notes are an integral part of consolidated financial statements.

Microvision, Inc.
Consolidated Statements of Operations (in thousands, except per share information)

	Years Ended December 31,		
	2006	2005	2004
Contract revenue	$ 5,275	$ 11,386	$ 8,821
Product revenue	1,768	3,360	2,597
Total revenue	7,043	14,746	11,418
Cost of contract revenue	3,398	6,456	5,539
Cost of product revenue	4,768	8,636	3,868
Total cost of revenue	8,166	15,092	9,407
Gross margin	(1,123)	(346)	2,011
Research and development expense	10,715	6,587	15,257
Sales, marketing, general and administrative expense	17,362	20,352	20,798
(Gain) loss on disposal of fixed assets	(198)	--	1
Total operating expenses	27,879	26,939	36,056
Loss from operations	(29,002)	(27,285)	(34,045)
Interest income	719	263	272
Interest expense	(5,753)	(3,253)	(151)
Gain on derivative instruments, net	1,627	5,975	--
Loss on debt extinguishment	--	(3,313)	--
Other expense	(23)	(28)	--
Net loss before minority interests and other Lumera transactions	(32,432)	(27,641)	(33,924)
Minority interests in loss of consolidated subsidiary	--	--	2,438
Equity in losses of Lumera	(290)	(3,242)	(1,711)
Gain on sale of securities of equity investment	8,738	2,700	--
Net loss	(23,984)	(28,183)	(33,197)
Stated dividend on mandatorily redeemable convertible preferred stock	(59)	(280)	(108)
Accretion to par value of preferred stock	(138)	(637)	(238)
Inducement for conversion of preferred stock	(3,076)	(1,184)	--
Net loss available for common shareholders	$ (27,257)	$ (30,284)	$ (33,543)
Net loss per share basic and diluted	$ (0.81)	$ (1.35)	$ (1.56)
Weighted-average shares outstanding basic and diluted	33,572	22,498	21,493

The accompanying notes are an integral part of consolidated financial statements.

Microvision, Inc.
Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (in thousands)

	Mandatorily redeemable convertible preferred stock			Common Stock		
	Shares		Par Value	Shares		Par Value
Balance at December 31, 2003	--	$	--	21,449	$	21
Issuance of options to board members for services	--		--	--		--
Issuance of stock, options and warrants to non-employees for services	--		--	--		--
Issuance of Lumera options to Microvision employees	--		--	--		--
Amortization of share-based compensation	--		--	--		--
Exercise of warrants and options	--		--	60		1
Sales of common stock	--		--	--		--
Sales of preferred stock and warrants	10		8,590	--		--
Beneficial conversion feature of mandatorily redeemable convertible preferred stock	--		(1,181)	--		--
Dividend on preferred stock	--		--	--		--
Non-cash accretion on mandatorily redeemable convertible preferred stock	--		238	--		--
Net change in interest gain on Lumera initial public offering	--		--	--		--
Other comprehensive income	--		--	--		--
Net loss	--		--	--		--
Balance at December 31, 2004	10	$	7,647	21,509	$	22

The accompanying notes are an integral part of consolidated financial statements.

Shareholders' Equity (Deficit)						
Additional paid-in capital	Deferred Compensation	Subscriptions receivable from related parties	Receivables from related parties	Accumulated other comprehensive income	Accumulated defecit	Shareholders' Equity (Deficit)
$ 180,354	$ (846)	$ (166)	$ (1,823)	$ 25	$ (154,270)	$ 23,295
81	(81)	--	--	--	--	--
143	(143)	--	--	--	--	--
134	--	--	--	--	--	134
--	765	--	--	--	--	765
382	--	--	--	--	--	383
(8)	--	--	--	--	--	(8)
1,281	--	--	--	--	--	1,281
1,181	--	--	--	--	--	1,181
(108)	--	--	--	--	--	(108)
(238)	--	--	--	--	--	(238)
13,727	--	--	--	--	--	13,727
--	--	--	--	(25)	--	(25)
--	--	--	--	--	(33,197)	(33,197)
$ 196,929	$ (305)	$ (166)	$ (1,823)	$ --	$ (187,467)	$ 7,190

Microvision, Inc.

Consolidated Statements of Comprehensive Loss (in thousands)

	Years Ended December 31,		
	2006	2005	2004
Net loss	$ (23,984)	$ (28,183)	$ (33,197)
Other comprehensive loss			
Unrealized gain (loss) on investment securities, available-for-sale:			
Unrealized holding gain (loss) arising during period	17,357	--	(25)
Less: reclassification adjustment for gains realized in net loss	(8,738)	--	--
Net unrealized gain (loss)	8,619	--	(25)
Comprehensive loss	$ (15,365)	$ (28,183)	$ (33,222)

The accompanying notes are an integral part of consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities			
Net loss	$ (23,984)	$ (28,183)	$ (33,197)
Adjustments to reconcile net loss to net cash used in operations:			
Depreciation	1,218	1,602	2,406
(Gain) loss on disposal of fixed assets	(198)	--	1
Non-cash expenses related to issuance of stock, warrants, and options, and amortization of deferred compensation	1,825	429	2,118
Non-cash interest expense, net	4,753	2,730	--
Derivative features of notes payable	(1,627)	(2,659)	--
Inventory write-downs	1,181	3,732	2,084
Allowance for receivables from related parties	542	1,031	--
Minority interests in loss of consolidated subsidiary	--	--	(2,438)
Equity in losses of Lumera	290	3,242	1,711
Gain on sale of securities of equity investment	(8,738)	(2,700)	--
Loss on debt extinguishment	--	3,313	--
Non-cash deferred rent	(231)	(21)	(86)
Interest on notes payable	--	--	125
Allowance for estimated contract losses	--	(53)	53
Change in:			
Accounts receivable	214	3,847	(3,420)
Intercompany receivable	--	--	38
Costs and estimated earnings in excess of billings on uncompleted contracts	639	(607)	35
Inventory	(1,465)	(1,324)	(4,920)
Other current assets	121	61	(427)
Other assets	83	340	87
Accounts payable	(689)	(1,050)	2,631
Accrued liabilities	(1,139)	(190)	865
Billings in excess of costs and estimated earnings on uncompleted contracts	149	(3,267)	3,265
Research liability, current and long-term	--	--	(1,762)
Net cash used in operating activities	(27,056)	(19,727)	(30,831)
Cash flows from investing activities			
Sales of investment securities	--	1,248	12,053
Purchases of investment securities	--	(1,248)	(1,000)
Sales of restricted investment securities	1,100	1,238	1,269
Purchases of restricted investment securities	(268)	(2,101)	(1,238)
Decrease in restricted cash	755	(755)	--
Sale of long term investment - Lumera	12,142	3,893	--
Proceeds on sale of property and equipment	200	--	--
Purchases of property and equipment	(2,152)	(1,239)	(1,040)
Net cash provided by investing activities	11,777	1,036	10,044

The accompanying notes are an integral part of consolidated financial statements.

Microvision, Inc.
Consolidated Statements of Cash Flows (continued) (in thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from financing activities			
Principal payments under capital leases	(40)	(46)	(63)
Proceeds from issuance of short term notes	--	--	2,300
Principal payments under long-term debt	(55)	(77)	(70)
Increase in long-term debt	536	--	--
Proceeds from issuance of notes and warrants	--	14,148	--
Payments on notes payable	(9,600)	(1,000)	--
Increase in deferred rent	1,042	1,492	--
Payment of embedded derivative feature of preferred stock conversion	(1,074)	--	--
Payment of preferred dividend	(43)	(173)	(108)
Net proceeds from issuance of common stock and warrants	32,205	9,939	360
Net proceeds from issuance of preferred stock and warrants	--	--	9,886
Net proceeds from sale of subsidiary's equity to minority interests	--	--	500
Net cash provided by financing activities	22,971	24,283	12,805
Net increase (decrease) in cash and cash equivalents	7,692	5,592	(7,982)
Cash and cash equivalents at beginning of period	6,860	1,268	10,700
Change in cash due to Lumera deconsolidation	--	--	(1,450)
Cash and cash equivalents at end of period	$ 14,552	$ 6,860	$ 1,268
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 786	$ 348	$ 151
Supplemental schedule of non-cash investing and financing activities			
Property and equipment acquired under capital leases	$ 80	$ 135	$ 15
Other non-cash additions to property and equipment	$ 115	$ 812	$ 18
Conversion of preferred stock into common stock	$ 4,417	$ 4,117	$ --
Deferred compensation - warrants, options and stock grants	$ --	$ 209	$ --
Issuance of common stock for payment of principal and interest on senior secured exchangeable convertible notes	$ 1,755	$ 997	$ --
Conversion of convertible debt into common stock	$ 344	$ --	$ --
Inducement for conversion of preferred stock	$ 3,076	$ --	$ --

The accompanying notes are an integral part of consolidated financial statements.

The Company – Note 1

The consolidated financial statements include the accounts of Microvision, Inc. ("Microvision"), a Delaware corporation, and Lumera Corporation ("Lumera"), a Delaware corporation, (collectively the "Company"). Prior to July 2004, Lumera was a subsidiary and was consolidated into Microvision. In July 2004, Lumera completed an initial public offering of its common stock and as a result of the change in ownership, ceased to be consolidated and became an equity method investment of Microvision. In January 2006, Microvision sold 2,550,000 shares of its Lumera common stock. As a result of the reduction in ownership, Microvision changed to the cost basis of accounting for its investment in Lumera.

Microvision was established to acquire, develop, manufacture and market light scanning technology, which projects images using a single beam of light. Microvision has entered into contracts with commercial and U.S. government customers to develop applications using the light scanning technology. Microvision has one commercial product, Flic, a hand-held bar code scanner. In addition, Microvision has produced and delivered various demonstration units using Microvision's display technology. Microvision is developing an integrated photonics module that will be a common platform for the Company's future potential products. The integrated photonics module consists of a MEMS scanner, a light source module, and electronics to drive the MEMS scanner and video input and output. The Company believes the integrated photonics module could be readily modified to meet OEM product requirements for different product configurations.

Microvision has incurred significant losses since inception. Microvision believes that its cash, cash equivalent and investment securities balances totaling $14,552,000 at December 31, 2006 and potential sales of Lumera common stock will satisfy its budgeted cash requirements through 2007. Based on our current operating plan, we anticipate we will require additional cash by February 2008. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that such cash will be available to us, or if available, on terms acceptable to us or on a timely basis.

Microvision owns 1,750,000 shares of Lumera common stock which are pledged as collateral for its convertible notes. The final payments on the notes are due March 15, 2007. After the Company repays the notes in full, the pledged shares are released and become eligible for sale. Based on the March 1, 2007 closing price of $4.28, the pledged Lumera shares have a market value of approximately $7.5 million. The market price of Lumera's common stock is subject to fluctuations based on Lumera's financial performance, published accomplishments and overall market conditions. During the 90 calendar day period ended March 1, 2007, Lumera common stock has traded between $4.06 and $10.35. The immediate sale of Lumera stock in the public market could have a negative impact on the Lumera stock price and could reduce any proceeds available to Microvision.

The Company's operating plan calls for the addition of sales, marketing, technical and other staff and the purchase of additional laboratory and production equipment. The Company's future expenditures and capital requirements will depend on numerous factors, including the progress of its research and development program, the progress in commercialization activities and arrangements, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company or on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or proceeds for the sales of Lumera common stock are less than anticipated, or planned revenues are not generated, the Company may be required to limit its operations substantially. This limitation of operations may include reduction in capital expenditures and reductions in staff and discretionary costs, which may include non-contractual research costs. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the light scanning technology and the market acceptance and competitive position of such products.

Summary of significant accounting policies – Note 2

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's management has identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, allowance for uncollectible receivables and management loans, inventory valuation and valuation of derivative financial instruments.

Principles of consolidation
The Company has historically included both Microvision and Lumera Corporation ("Lumera"), a subsidiary that was consolidated through July 2004. In July 2004, Lumera completed an initial public offering of its common stock.

In connection with the Lumera initial public offering, all Lumera Series A and Series B Preferred Stock was converted into Lumera common stock. Immediately after the offering, Microvision owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, Microvision changed the method of accounting for its investment in Lumera to the equity method and after July 2004 recorded its share of Lumera income or losses. Microvision recorded a non-cash change in ownership interest gain of $13.7 million to stockholders equity as a component of additional paid-in capital during 2004. At December 31, 2004 and 2005, Microvision owned 33% and 28%, respectively, of Lumera's common stock.

In January 2006, Microvision sold 2,550,000 shares of its Lumera common stock. As a result of the reduction in ownership, Microvision changed to the cost basis of accounting for its investment in Lumera in accordance with FAS 115. As of December 31, 2006, Microvision owns 1,750,000 shares, or approximately 8.8%, of Lumera common stock. Microvision also owns a warrant exercisable at $8.80 to purchase 170,500 shares of Lumera common stock.

Cash, cash equivalents and investment securities
The Company considers all investments that mature within 90 days of the date of purchase to be cash equivalents. At December 31, 2006, all short-term investment securities held by the Company were classified as cash equivalents.

Inventory
Inventory consists of raw material; work in process and finished goods for the Company's Nomad and Flic products. Inventory is recorded at the lower of cost or market with cost determined on the weighted-average method. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through normal production during the next twelve months.

Restricted investments
As of December 31, 2006, restricted investments include:

- $1.3 million in irrevocable letters of credit as security on a lease agreement for the corporate headquarters building in Redmond, WA. The required letter of credit balance decreases over the term of the lease, which expires in 2013.
- 1,750,000 shares of Lumera common stock pledged as collateral for the Company's Notes. Based on the closing price of Lumera common stock on December 31, 2006, the fair market value of the collateral is $10,693,000.

Property and equipment
Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

Revenue recognition
Revenue has primarily been generated from contracts for further development of the light scanning technology and to produce demonstration units for commercial enterprises and the United States government. Revenue on such contracts is recorded using the percentage-of-completion method measured on a cost incurred basis. The percentage of completion method is used because the Company can make reasonably dependable estimates of the contract cost. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when realization is assured. If the U.S. Government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

Revenue from product shipments is recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition." Revenue is recognized when there is sufficient evidence of an arrangement, the selling price is fixed or determinable and collection is reasonably assured. Revenue for product shipments is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provisions are made for warranties at the time revenue is recorded. Warranty expense was not material for any periods presented.

Concentration of credit risk and sales to major customers
Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, investments and accounts receivable. The Company typically does not require collateral from its customers. The Company has a cash investment policy that generally restricts investments to ensure preservation of principal and maintenance of liquidity.

The United States government accounted for approximately 51%, 35%, and 42% of total revenue during 2006, 2005 and 2004, respectively. One commercial customer accounted for approximately 11 and 33% of revenue during 2006 and 2005, respectively. Contracts with three commercial customers represented 17%, 38%, and 25% of total revenues during 2006, 2005, and 2004, respectively. The United States government accounted for approximately 45% and 41% of the accounts receivable balance at December 31, 2006 and 2005, respectively.

Income taxes
Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Net loss per share
Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution for 2006, 2005 and 2004 is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive.

As of December 31, 2006, 2005 and 2004, the Company excluded the following convertible securities from diluted net loss per share as the effect of including them would have been anti-dilutive. The shares shown represent the number of shares of common stock which would be issued upon conversion as of the years ended December 31, 2006, 2005 and 2004.

	December 31,		
	2006	2005	2004
Publicly traded warrants	12,362,000	--	--
Options and private warrants	10,906,000	9,440,000	6,836,000
Notes payable	620,000	3,101,000	--
Mandatorily redeemable convertible preferred stock	--	786,000	1,447,000
	23,888,000	13,327,000	8,283,000

Research and development
Research and development costs are expensed as incurred.

Fair value of financial instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying amount of long-term debt at December 31, 2006 and 2005 was not materially different from the fair value based on rates available for similar types of arrangements. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities. The convertible notes are not publicly traded and it is not practicable for the Company to estimate the fair value of the convertible notes due to the absence of comparable publicly traded financial instruments.

Long-lived assets
The Company evaluates the recoverability of its long-lived assets when an impairment is indicated based on expected undiscounted cash flows and recognizes impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

Stock-based compensation
The Company has one employee incentive compensation plan and one board of director stock-based compensation plan. Both are more fully described in Note 13.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Statement of Financial Accounting Standards No. 123, as revised December 2004 ("FAS 123(R)"). The Company adopted FAS123(R) effective January 1, 2006. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS No. 123 and Emerging Issues Task Force Issue No. 96-18. The following table shows the amount of stock-based compensation expense included in the Statement of Operations:

	Year Ended December 31,		
	2006	2005	2004
Cost of contract revenue	$ 80,000	$ --	$ --
Cost of product revenue	70,000	--	--
Research and development expense	246,000	--	548,000
Sales, marketing, general and administrative expense	1,429,000	429,000	1,570,000
	$ 1,825,000	$ 429,000	$ 2,118,000

New accounting pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 155, "Accounting for Certain Hybrid Instruments" ("FAS 155"). This standard amends the guidance in FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis, and clarifies other issues regarding accounting for derivative instruments. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently assessing the guidance in FAS 155 and the potential impacts it may have on the Company in relation to any future security issuances.

In July 2006, FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of the standard. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the guidance in FIN 48 and the potential impacts it may have on the Company in relation to deferred taxes and taxes payable.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 requires an analysis of misstatements using both an income statement (rollover approach) and a balance sheet (iron curtain) approach in assessing materiality. An adjustment to the financial statements must be made if either approach considers the misstatement to be material. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company's results of operations and financial position were not affected by the adoption of SAB 108.

Long-term contracts – Note 3

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that the Company has not yet billed to customers because the amounts were not contractually billable at December 31, 2006 and 2005. The following table summarizes when the Company will be contractually able to bill the balance as of December 31, 2006 and 2005.

	Year Ended December 31, 2006	Year Ended December 31, 2005
Billable within 30 days	$ 547,000	$ 686,000
Billable between 31 and 90 days	--	3,000
Billable after 90 days	18,500	515,000
	$ 565,500	$ 1,204,000

The Company's current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses the Company for negotiated actual direct and indirect cost incurred in performing the contracted services. The Company is under no obligation to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of the Company's contracts with the United States government can be terminated for convenience by the government at any time. To date, the U.S. government has not terminated a contract with the Company.

In September 2006, the Company entered into a 12 month development agreement with Visteon, a major global Tier 1 automotive supplier, to develop a commercial scanned-beam head-up display (HUD) product for automotive applications. Under the agreement, Visteon and Microvision will design and produce a series of advanced HUD samples, including devices specifically designed to be compatible with automotive environmental requirements.

In September 2006, the Company entered into an 18 month $5,945,000 contract with General Dynamics C4 Systems to supply full-color, daylight readable, see-through helmet-mounted displays as part of the U.S. Army's Mounted Warrior HMD Improvement Program. General Dynamics holds prime contracts with the U.S. Army for other Warrior programs including Land Warrior, Air Warrior and Future Force Warrior Advanced Technology Demonstration. The contract specifies the development and delivery of ten full-color display units for evaluation.

In June 2005, the Company entered into a 12 month $4,359,000 contract with General Dynamics C4 Systems to continue the development of a helmet-mounted display for the Air Warrior Block 3 system. General Dynamics is under contract with the U.S. Army's Product Manager -- Air Warrior in Huntsville, Ala., to develop and integrate the Air Warrior Block 3 system. The Microvision helmet-mounted display is being designed as a full-color, see-through, daylight and night-readable, high-resolution display.

In May 2004, Microvision entered into a 12 month $3,900,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In December 2004, Microvision entered into a $6,200,000 contract with Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, to integrate Microvision's technology into certain medical products. The contract includes an exclusive license for Microvision's technology for certain human medical applications during the term of the development agreement. We delivered the prototype devices as required and completed the work under the contract in 2006.

The following table summarizes the costs incurred on the Company's revenue contracts:

	December 31, 2006	December 31, 2005
Costs and estimated earnings incurred on uncompleted contracts	$ 4,340,500	$ 17,325,000
Billings on uncompleted contracts	(3,975,000)	(16,172,000)
	$ 365,500	$ 1,153,000
Included in accompanying balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 565,500	$ 1,204,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(200,000)	(51,000)
	$ 365,500	$ 1,153,000

Inventory – Note 4

Inventory consists of the following:

	December 31, 2006	December 31, 2005
Raw materials	$ 146,000	$ 267,000
Work in process	--	141,000
Finished goods	897,000	351,000
	$ 1,043,000	$ 759,000

The inventory at December 31, 2006 and 2005 consisted of raw materials; work in process and finished goods for Nomad and Flic. Inventory is stated at the lower of cost or market, with cost determined on a weighted average basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through the normal course of business during the next twelve months. In 2006, 2005 and 2004, Microvision recorded inventory write-downs of $1,181,000, $3,732,000 and $2,084,000, respectively. The 2006 write-down of $1,181,000 includes $210,000 write-down of Nomad inventory.

During the second quarter of 2006, the Company determined that it would no longer promote the Nomad product and recorded an expense of $210,000 to reduce the value of Nomad inventory to zero. In addition, the Company recorded $100,000 as additional accelerated depreciation expense related to fixed assets used in Nomad production. Both inventory and fixed asset balances related to Nomad production are zero.

Accrued liabilities – Note 5

Accrued liabilities consist of the following:

	December 31,	
	2006	2005
Bonuses	$ 700,000	$ 1,000,000
Payroll and payroll taxes	603,000	732,000
Compensated absences	382,000	497,000
Deferred rent credit	278,000	21,000
Adverse purchase commitments	310,000	--
Professional Fees	406,000	558,000
Consultants	--	525,000
Other	1,019,000	1,180,000
	$ 3,698,000	$ 4,513,000

Property and equipment, net – Note 6

Property and equipment consists of the following:

	December 31,	
	2006	2005
Lab and production equipment	$ 2,350,000	$ 2,126,000
Leasehold improvements	3,252,000	3,990,000
Computer hardware and software	6,625,000	6,495,000
Office furniture and equipment	1,444,000	1,124,000
	13,671,000	13,735,000
Less: Accumulated depreciation	(9,660,000)	(10,833,000)
	$ 4,011,000	$ 2,902,000

Depreciation expense was $1,218,000, $1,602,000 and $2,406,000 in 2006, 2005 and 2004, respectively.

Receivables from related parties – Note 7

In 2000, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company's three senior officers. The limit of the line of credit was three times the executives' base salary less any amounts outstanding under the Executive Option Exercise Note Plan. In 2002 and 2001, the Board of Directors authorized additions totaling $700,000, to the limit for one senior officer. The lines of credit carry interest rates of 5.4% to 6.2%. The lines of credit must be repaid within one year of the senior officer's termination or within thirty days of demand by the Company in the event of a plan termination, provided that in the event of such a demand the senior officer may elect to deliver a promissory note with a one-year term in lieu of payment. At December 31, 2006 and 2005, a total of $2,723,000 was outstanding under the lines of credit.

In 2002, the Company determined that certain of its senior officers may have insufficient net worth and short-term earnings potential to repay loans outstanding under the Company's lines of credit. In 2003 and 2002, the Company recorded allowances for doubtful accounts for receivables from senior officers totaling $900,000.

In January 2006, two senior officers left the Company. Because the lines of credit are not fully secured and collection was uncertain, the Company recorded an additional allowance of $1,031,000 in December 2005. In accordance with the terms, the loans were due in January 2007. Neither of the officers has repaid their loans. One of the officers pledged 50,000 shares of Lumera common stock as collateral for the loans. Based on the December 31, 2006 closing price of $6.11, the pledged Lumera shares have a market value of approximately $306,000. The Company is pursuing collection of the outstanding balances. As a result of a review of the financial position of the former executives and the potential difficulty in collecting loans from former employees, the Company has recorded additional allowances for doubtful accounts for the receivables from senior officers of $542,000 during 2006. With this adjustment in 2006, the allowance for receivables from related parties of $2,473,000 is based on a total receivable balance of $2,723,000, less the estimated value of the collateral. No repayments have been made on the outstanding lines of credit.

The interest on the lines of credit is forgiven if the executive is an employee of the Company at December 31 of the respective year. Compensation expense of $22,000, $156,000 and $163,000 was recognized in 2006, 2005 and 2004, respectively, for interest forgiven.

Accounting for Lumera – Note 8

Investment Securities, Available-for-Sale

In January 2006, Microvision sold 2,550,000 shares of its Lumera common stock for $10.3 million. Microvision recorded a "Gain on sale of securities of equity investment" of approximately $7.3 million. As a result of the reduction in ownership below 20% and reduced influence over Lumera management, Microvision changed to the cost basis of accounting for its investment in Lumera in accordance with FAS 115.

In October 2006, the Company sold 322,000 unpledged shares of Lumera common stock for $1.9 million. The Company recorded a "Gain on sale of securities of equity investment" of approximately $1.5 million.

As of December 31, 2006, Microvision owns 1,750,000 shares of Lumera common stock, recorded at fair market value, all of which are pledged as collateral for the convertible notes. The shares of common stock are recorded as "Current restricted investments".

The cost, net unrealized gain and estimated fair market value of the shares of Lumera common stock as of December 31, 2006, are shown below:

	Cost	Net Unrealized Gain	Estimated Fair Value
Lumera common stock	$ 2,074	$ 8,619	$ 10,693

Warrant

In connection with the change in accounting from equity to cost basis in January 2006, the Company recorded $476,000 in "Other current assets" for the fair value of a warrant previously received to purchase 170,500 shares of Lumera common stock at an exercise price of $8.80 per share. On the transaction date, the warrant was valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.6%; and contractual life of 5.1 years.

At December 31, 2006, the warrant was revalued using the Black-Scholes option pricing model with the following assumptions; expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.7%; and contractual life of 4.2 years. The fair value of the warrant increased to $595,000 and the change in value of $119,000 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

In July 2004, Lumera completed an initial public offering of its common stock. As a result of the offering, Microvision's ownership interest in Lumera was reduced to 33%. As a result of the reduction in ownership, Microvision changed to the equity method of accounting for its investment in Lumera. Microvision recorded a non-cash change in interest gain of $13.7 million during the third quarter. Because of uncertainty surrounding the ultimate realizability of the gain, the gain was recorded as an increase to stockholders' equity as a component of additional paid-in capital. As of December 31, 2005, Microvision owned 4,622,000 shares or 28% of Lumera's common stock.

During the period from inception to July 2004, losses in Lumera were first allocated to the holders of the common stock and then to the holders of the preferred shareholders pro rata in accordance with their respective ownership interest. Losses were not allocated to the options and warrants until exercised.

Lumera common stock, Series A preferred stock and Series B preferred stock were eliminated in consolidation with Microvision interests in Lumera common stock, Series A preferred stock, Series B preferred stock and options and warrants to purchase equity in Lumera held by investors other than the Company, and are presented as minority interests on the Company's consolidated balance sheet.

A reconciliation of the changes in ownership interests through Lumera's initial public offering is as follows (in thousands):

	Minority Interests				
	Common	Preferred	Total	Microvision	Total
Balance at December 31, 2003	$ 322	$ 1,525	$ 1,847	$ (530)	$ 1,317
Issuance of preferred stock, net	--	500	500	--	500
Preferred stock reallocation	--	413	413	(413)	--
Options and warrants	342	--	342	--	342
Loss allocation for 2004	--	(2,438)	(2,438)	(1,286)	(3,724)
Balance at July 2004	$ 664	$ --	$ 664	$ (2,229)	$ (1,565)

As a result of the Series B stock issuance, the allocations of Lumera losses changed between Microvision and other minority interests and resulted in an additional $413,000 of losses being allocated to minority interest during 2004, with a resultant change in interest loss allocated to Microvision. In July 2004, Microvision's ownership interest in Lumera was reduced to 33% as a result of Lumera completing an initial public offering of its common stock. As a result of the reduction in ownership, Microvision changed to the equity method of accounting for its investment in Lumera. Microvision recorded a non-cash change in interest gain of $14,138,000 during the third quarter of 2004 as a result of the change to the equity method. The net change in interest gain for 2004 was $13,727,000. Because of uncertainty surrounding the ultimate realizability of the gain; the gain was recorded as an increase to stockholders' equity as a component of additional paid-in capital.

The following table shows the Lumera balances included in the consolidated balance sheet immediately prior to the change in interest and the reconciliation to the investment account shown at December 31, 2005.

Cash and cash equivalents	$ 657
Costs and estimated earnings in excess of billings on uncompleted contracts	117
Other current assets	1,077
Property and equipment, net	2,369
Other assets	33
Accounts payable	(434)
Accrued liabilities	(1,315)
Current portion of research liability	(78)
Notes payable - current	(2,386)
Other long-term liabilities	(245)
Net Assets	(205)
Less minority interest options and warrants	(664)
Cumulative losses in excess of investment	(1,360)
	(2,229)
Gain on change in interest	14,138
Investment losses from July 2004 to December 31, 2004	(1,708)
Investment in Lumera at December 31, 2004	10,201
Investment losses from January 1, 2005 to December 31, 2005	(3,242)
Sales of Lumera Stock	(1,193)
Investment in Lumera at December 31, 2005	$ 5,766

The difference between the amount at which an investment is carried at December 31, 2005 and the amount of underlying equity in net assets of Lumera is a result of equity transactions of Lumera for which Microvision does not recognize any change in interest gains or losses.

Long-term Notes – Note 9

The following table summarizes the activity in 2006 and 2005 related to the issuance of convertible notes:

	Notes	Warrants	Embedded derivative feature	Common stock and APIC	Loss on extinguishment of debt	Total
March 10, 2005 issuance	$ 5,395	$ 1,650	$ 2,955	$ --	$ --	$ 10,000
Debt restructuring at July 25, 2005	--	2,295	1,018	–	(3,313)	–
Conversion of debt to common stock at October 11, 2005	(1,398)	--	(439)	1,837	--	–
December 1, 2005 issuance	3,667	2,200	1,116	3,017	--	10,000
Principal payments on notes	(867)	--	--	867	--	–
Discount accretion for the year ended December 31, 2005	2,546	--	–	–	--	2,546
Changes in market value for the year ended December 31, 2005	--	(2,693)	(3,282)	–	--	(5,975)
Balances at December 31, 2005	9,343	3,452	1,368	5,721	(3,313)	
Principal payments on notes	(11,567)	--	--	1,967	--	(9,600)
Discount accretion for the year ended December 31, 2006	4,642	--	--	–	--	4,642
Changes in market value for the year ended December 31, 2006	--	(880)	(1,300)	–	--	(2,180)
Balances at December 31, 2006	$ 2,418	$ 2,572	$ 68	$ 7,688	$ (3,313)	

March Notes

In March 2005, the Company raised $10,000,000, before issuance costs of $423,000, from the issuance of convertible March Notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. The March Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $6.84 per share of Microvision common stock or Lumera common stock held by the Company at a conversion price of $5.64 per share up to a limit of 1,750,000 shares of Lumera common stock. The right to convert the March Notes into shares of Lumera common stock was removed pursuant to the amendment described below. The initial conversion price is subject to adjustment in the event Microvision issues common stock or common stock equivalents at a price per share of common stock below the conversion price of the March Notes. Due to below market issuances of Company's common stock, the conversion price of the March Notes at December 31, 2006 was $5.17 per share of common stock. In addition, upon the request of the Note holders, the Company is required to redeem the March Notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the March Notes. The Company has pledged 1,750,000 shares of its Lumera common stock as collateral for the March Notes and the December Notes described below.

The terms of the March Notes include interest at LIBOR plus 3.0% payable quarterly in cash or Microvision common stock, at the election of the Company, subject to certain conditions. However, in no case shall the interest rate be less than 6.0% or greater than 8.0%. The interest rate at December 31, 2006 was 8.0%. If the Company chooses to pay interest in Microvision common stock as opposed to cash, the price will be based on 92% of the arithmetic average of the volume weighted average prices for the 10 trading days prior to the payment date. The March Notes are payable in six equal quarterly installments beginning in December 2005. The Company can subject to certain conditions, elect to make the principal payments in common stock in lieu of cash. If the Company elects to pay principal in common stock, the Note holders can elect to receive Microvision or Lumera common stock. Payment in stock will be issued at a 10% discount to the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date.

The Company concluded that the note holders' right to convert all or a portion of the March Notes into Microvision or Lumera common stock is an embedded derivative instrument as defined by FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Accordingly, $2,955,000 of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The derivative instrument was valued using the higher of the Microvision or Lumera conversion feature. The value was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of nine months to two years, which corresponds to the principal repayment dates. Due to changes in Lumera and Microvision's stock price and remaining contractual life, the fair value of the embedded derivative feature decreased to $2,463,000 at July 25, 2005 the date of the deemed extinguishment described below. The decrease in the fair value of $492,000 for the period from issuance to extinguishment was recorded as a non-operating gain and included in "Gain on derivative features of note payable" in the consolidated statement of operations.

The warrants issued with the March Notes vested on the date of grant, have an exercise price of $6.84 per common share and expire in March 2010. The initial exercise price is subject to adjustment in the event Microvision issues common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. Due to below market issuances of the Company's common stock the exercise price of the warrants issued with the March Notes was $5.85 as of December 31, 2006. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $1,651,000 of the cash proceeds were allocated to the warrants, which represents the fair value of the warrants on the date of issuance and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. The warrants were initially valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of five years. The remaining gross proceeds of $5,394,000 were allocated to the Notes.

In July 2005, the Company entered into an agreement to amend the March Notes. In connection with the amendment, the Company issued three year warrants to purchase 750,000 shares of Microvision common stock at an exercise price of $6.84 per share. The conversion price of the amended March Notes and exercise price of the warrants are subject to anti-dilution adjustments, subject to conditions. In addition, the price at which the note holders can convert the March Notes to Microvision common stock was reduced to $5.85 per share, and the price at which the Company can mandatorily convert the March Notes to Microvision common stock was reduced to $10.24. The note holders may convert all or a portion of their March Notes. As a result of the amendment, the March Notes are no longer exchangeable into Lumera common stock.

The Company has concluded that the amendment of the Notes met the criteria of a debt extinguishment. The Company recorded a charge of $3,313,000 for the change in the fair value of the debt and related consideration between the original and the amended March Notes. The change in the value was measured as the value of the additional warrants that were issued to the note holders and the change in the price at which the debt could be converted to Microvision common stock. The additional warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 3.66%; and contractual life of three years. The additional warrants were initially valued at $2,295,000. The change in the conversion feature was valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rates ranging from 3.25% to 3.58% and contractual life equal to the length of the option. The change in the conversion price was valued at $1,018,000.

The amended conversion feature continued to meet the definition of a derivative under FAS 133 and accordingly has been recorded at fair value and included within long-term liabilities. The carrying amount of the derivative is adjusted to fair value at each balance sheet date. The adjustments for the year ended December 31, 2006 and the period from July 25, 2005 to December 31, 2005 were $323,000 and $2,712,000, respectively. The adjustments were recorded in "Gain on derivative instrument instruments, net" in the statement of operations.

In October 2005, the note holder converted $1.8 million of the March Notes to 310,000 shares of common stock. The value of the embedded derivative feature associated with the converted shares of $439,000 was recorded to additional paid in capital.

The combined liability for both the initial warrant and the additional warrant was valued at $883,000 and $1,273,000 at December 31, 2006 and 2005, respectively. The combined adjustments in value were $390,000 and $2,672,000 for the years ended December 31, 2006 and 2005, respectively. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 67% and 58% to 65%; expected dividend yields of 0%; risk free interest rates ranging from 4.74% to 4.90% and 4.36% to 4.39%; and contractual lives ranging from 1.6 to 3.2 years and 2.6 to 4.2 years at December 31, 2006 and 2005, respectively. At December 31, 2006, total principal payments of $1,367,000 remain under the March Notes.

<u>December Notes</u>

In December 2005, the Company raised $10,000,000, before issuance costs of $134,000, from the issuance of notes ("December Notes"), 838,000 shares of common stock and warrants to purchase an aggregate of 1,089,000 shares of Microvision common stock. The December Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $3.94 per share. The note holders may convert all or a portion of their December Notes. In addition, upon the request of the note holders, the Company is required to redeem the notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the December Notes. The Company has pledged 1,750,000 shares of its Lumera common stock as collateral for the December Notes and the notes issued as of March 2005 ("March Notes") described below. Those shares have been classified as a "Current restricted investments" on the Company's consolidated balance sheet.

The terms of the December Notes include interest at LIBOR plus 3.0%, provided that the interest rate shall not be less than 6% or greater than 8% payable quarterly in cash or Microvision common stock if the stock price is greater than $4.06 per share, at the election of the Company, subject to certain additional conditions. The interest rate at December 31, 2006 was 8.0%. Under certain circumstances the interest rates increases to LIBOR plus 6% but not less than 12% or greater than 15%. If the Company chooses to pay interest in Microvision common stock as opposed to cash, the price will be based on 90% of the arithmetic average of the volume weighted average prices for the 20 trading days prior to the payment date. The December Notes are payable in five equal quarterly installments beginning in March 2006. The Company can elect to make the principal payments in common stock in lieu of cash if the stock price is greater than $4.06 per share, subject to certain other conditions. If the Company elects to pay principal in stock the stock will be issued at a 10% discount to the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date.

The Company concluded that the note holders' right to convert all or a portion of the December Notes into Microvision common stock is an embedded derivative instrument as defined by FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Accordingly, $1.1 million of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The value was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 58%; expected dividend yield of 0%; risk free interest rates ranging from 4.01%to 4.39%; and contractual life of four to sixteen months, which corresponds to the principal repayment dates. Due to changes in Microvision's stock price and remaining contractual life, the fair value of the embedded derivative feature decreased to $60,000 at December 31, 2006. The change in value of $978,000 was recorded as a non-operating gain and included in "Gain on derivative features of note payable" in the consolidated statement of operations. At December 31, 2006 total principal payments of $1.4 million remain under the December Notes.

The warrants issued with the December Notes vested on the date of grant, have an exercise price of $3.94 per share of common stock share and expire in December 2010. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $2.2 million of the cash proceeds were allocated to the warrants, which represents the fair value of the warrants on the date of issuance and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. The warrants were initially valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 65%; expected dividend yield of 0%; risk free interest rate of 4.35%; and contractual life of five years.

The liability for the warrants was valued at $1,689,000 and $2,179,000 at December 31, 2006 and 2005, respectively. The adjustments in value were $490,000 and $21,000 during the years ended December 31, 2006 and 2005, respectively. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 67% and 65%; expected dividend yields of 0%; risk free interest rates of 4.72% and 4.35%; and contractual lives of 3.9 and 4.9 years at December 31, 2006 and 2005, respectively.

The Microvision common stock was valued at the closing price on the date of closing of $3.60 per share. Aggregate proceeds of $3.0 million were allocated to the common stock. The remaining gross proceeds of $3.7 million were allocated to the notes. At December 31, 2006, total principal payments of $1,400,000 remain under the December Notes.

Convertible Preferred Stock – Note 10

In September 2004, Microvision raised $10,000,000 before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 362,000 shares of common stock. The preferred stock was convertible on demand by the holder into common stock at a conversion price of $6.91 per share of common stock. The initial conversion price was subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the conversion price of the preferred stock. Due to below market issuances of Company's common stock the conversion price of the Preferred Stock as of December 31, 2005 was $6.36 per share of common stock. In addition, upon the request of the preferred stockholder, Microvision was required to redeem the preferred stock for cash in certain circumstances, including in the event of a material breach of representations, warranties or covenants under the purchase agreement or a change in control. Accordingly, Microvision has classified the preferred stock as "mandatorily redeemable convertible preferred stock" in its consolidated balance sheet.

The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at the election of the Company, subject to certain conditions. The preferred stock matures on September 10, 2007, at which time it is payable in cash or registered common stock, at the election of the Company, subject to certain conditions. Some of the conditions which would preclude the Company from paying in common stock are not within the Company's immediate control. The Company can elect to convert the preferred stock into common stock if the stock price exceeds $12.09 per share, subject to certain conditions. The warrant was vested on the date of grant, has an exercise price of $8.16 per share and expires on September 10, 2009. The initial exercise price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the exercise price of the warrant. Due to below market issuances of Company's common stock the exercise price of the warrants issued with the Preferred Stock was $4.02 as of December 31, 2006.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 75%, risk free interest rate of 3.4%, and contractual life of five years. Proceeds of $1.3 million were allocated to the warrant and were recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of Microvision's common stock on the date of commitment to purchase the preferred stock resulting in the recognition of a beneficial conversion feature in accordance with Emerging Issues Task Force No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments." This beneficial conversion feature was measured as $1,181,000 which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) over the stated life of the preferred stock which is three years. During 2006 and 2005, the Company recorded $59,000 and $280,000, respectively, in dividends on the preferred stock and $66,000 and $303,000, respectively, in accretion of the beneficial conversion feature of the preferred stock.

In August 2005, the holder of the Company's preferred stock agreed to convert 5,000 shares of the Company's preferred stock into 734,000 shares of common stock. As an inducement to convert the preferred stock the Company issued 124,000 shares of its common stock to the preferred stock holder and adjusted the exercise price from $8.16 to $6.84 per share for the existing warrants to purchase 362,000 shares of common stock issued in connection with the original sale of the Company's preferred stock. The value of the common shares issued of $701,000, the change in the value of the warrants of $62,000 and the amount of unamortized beneficial conversion feature on the preferred stock of $421,000 was recorded as an inducement to convert the preferred stock and charged to common shareholders in 2005.

On May 3, 2006, the Company entered into an agreement ("Conversion Agreement") with the holders of its Series A Convertible Preferred Stock to convert 5,000 shares of Preferred Stock. As consideration for the conversion, the Company issued a total of 1,353,000 shares of its common stock, $.001 par value, of which 565,000 shares were issued as an inducement to convert ("Incentive Shares"). In connection with the conversion, the Company entered into a Registration Rights Agreement with respect to the Incentive Shares. Under the conversion agreement, the Company agreed to pay the difference, only if positive, of $3.62 minus the 45 day trailing volume weighted average price as of the 45th trading day after the effective date of the required registration statement with respect to any of the Incentive Shares that were sold by the holder during the 45 day period or that were held in an economically neutral position as of the end of the 45 day period.

The Company determined that the price protection feature of the incentive shares included an embedded derivative feature as defined by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The value of the derivative feature at the conversion was estimated to be $401,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 65%; expected dividend yield of 0%; risk free interest rate of 4.9%; and contractual life of 0.3 years. The Company recorded the initial value of the embedded derivative feature as a non-operating expense included in "Inducement for conversion of preferred stock." In August 2006, the Company determined the final value of the price protection feature and paid the liability of $1,074,000. The changes in the estimated fair value of the derivative feature of $673,000 for the year ended December 31, 2006 have been included as a non-operating expense in "Gain on derivative instruments, net."

Common Stock – Note 11

In November 2006, the Company raised $7.9 million, before issuance costs of $779,000, through an underwritten public offering of 3,318,000 shares of our common stock.

In June and July 2006, the Company raised an aggregate of $27.1 million, before issuance costs of $2.2 million, through an underwritten public offering of 11.6 million shares of our common stock and warrants to purchase 12.4 million shares of our common stock. The warrants have an exercise price of $2.65 per share, a five year term, and are not exercisable for one year from the date of issuance. The warrants are callable after one year from the date of issuance if the average closing bid price of our stock is over $5.30 for any 20 consecutive trading days. In connection with the offering, the Company issued the underwriter a warrant to purchase 537,500 shares of Microvision common stock at an exercise price of $2.76 per share. The Company also issued the underwriter a warrant to acquire 537,500 warrants, identical to those sold in the offering, at an exercise price of $0.16 per warrant. Both warrants will be exercisable for a period of 4 years beginning on the first anniversary of the date of issuance.

In August and September 2005, the Company raised $7,000,000, before issuance costs, through the sale of 1,333,000 shares of common stock at a price of $5.25 per share and five-year fully exercisable warrants to purchase 301,000 shares of common stock at an exercise price of $6.50 per share to a holder of the Company's preferred stock and other investors. The holder of the Company's preferred stock also agreed to convert 5,000 shares of the Company's preferred stock into 734,000 shares of common stock. (See Note 10).

Warrants – Note 12

The following summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2006:

	Warrants to purchase common shares	Weighted average excercise price
Outstanding at December 31, 2003	1,574,000	$ 13.76
Granted:		
Exercise price greater than intrinsic value	362,000	8.16
Exercised	(22,000)	6.50
Canceled/expired	(196,000)	18.41
Outstanding at December 31, 2004	1,718,000	13.76
Granted:		
Exercise price greater than intrinsic value	2,602,000	5.59
Exercise price equal to intrinsic value	7,000	5.32
Exercised	--	--
Canceled/expired	(207,000)	25.14
Outstanding at December 31, 2005	4,120,000	6.99
Granted:		
Exercise price greater than intrinsic value	12,900,000	2.66
Exercise price equal to intrinsic value	537,000	2.81
Exercised	--	--
Canceled/expired	--	--
Outstanding at December 31, 2006	17,557,000	$ 3.50
Exercisable at December 31, 2006	4,120,000	$ 6.57

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted:

	Year Ended December 31,		
	2006	2005	2004
Exercise price greater than fair value	$ 1.81	$ 2.74	$ 4.07
Exercise price equal to fair value	--	3.24	--
Exercise price less than fair value	2.00	--	--

The following table summarizes information about Microvision common stock warrants outstanding and exercisable at December 31, 2006:

	Warrants outstanding			Warrants exercisable	
Range of exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Weighted average excercise price	Number excercisable at December 31, 2006	Weighted average excercise price
		(years)			
$2.65	12,362,000	5.08	$ 2.65	--	$ --
$2.76-$2.81	1,075,000	4.43	2.89	--	--
$3.87-$3.94	1,390,000	3.83	3.93	1,390,000	3.93
$4.02-$5.32	603,000	1.87	4.34	603,000	4.34
$6.14-$6.56	1,857,000	1.79	6.27	1,857,000	6.27
$7.50-$34.00	270,000	2.86	27.30	270,000	27.30
$2.65-$34.00	17,557,000			4,120,000	

The fair value of the Microvision common stock warrants granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2006, 2005 and 2004, respectively: dividend yield of zero percent for all years; expected volatility of 65%, 70% and 75%; risk-free interest rates of 5.0%, 4.2%, and 3.4% and expected lives of 5, 4 and 5 years, respectively.

Share-Based Compensation – Note 13

Stock Option Exchange

Subject to the terms of its tender offer filed in April 2006, on May 17, 2006, the Company exchanged 2.2 million existing options for 2.2 million new options affecting 105 employees. The new options have an exercise price of $2.77. The new options vested 25% on the grant date and will vest 25% on each subsequent annual anniversary. The tender offer did not result in the acceleration of vesting of any options. The new options have the same expiration dates as the options exchanged. The Company also adjusted the exercise price of 386,000 options not subject to the tender offer to $2.77 on the same date affecting 19 employees.

The tender offer was accounted for in accordance with FAS 123(R). The Company will recognize the $496,000 incremental fair value of the modified options over the value of the options prior to modification, as determined on the modification date, as additional non-cash compensation. The incremental expense is recognized ratably over the vesting periods of the options, 25% on the grant date with the remaining 75% straight-line over the remaining vesting period. The incremental fair value of the modified options was estimated using the Black-Scholes option pricing model with the following assumptions.

	Pre-modification	Post-modification
Weighted average:		
Exercise price	$ 8.84	$ 2.77
Volatility	73%	65%
Expected term (years)	6.9	4.2
Risk free rate	5.0%	5.0%
Pre-vest forfeiture rate	5.0%	5.0%

Share-based Compensation Prior to Adopting Statement of Financial Accounting Standards No. 123, as revised December 2004 ("FAS 123(R)") on January 1, 2006

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related amendments and interpretations including the Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation* ("FIN 44"), and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS 123 and Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18").

If compensation expense for employee and director options had been determined using the fair values at the grant dates consistent with the methodology prescribed under FAS 123 in 2005 and 2004, the Company's consolidated net loss available to common shareholders and associated net loss per share would have increased to the pro forma amounts shown below (in thousands):

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net loss available for common shareholders, as reported	$ (30,284)	$ (33,543)
Add: Stock-based employee compensation expense included in net loss available for common shareholders, as reported	94	339
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,931)	(5,886)
Net loss available for common shareholders, pro forma	$ (32,121)	$ (39,090)
Net loss per share as reported	$ (1.35)	$ (1.56)
Basic and diluted pro forma	$ (1.43)	$ (1.82)

Adoption of FAS 123(R)

The Company adopted Statement of Financial Accounting Standards No. 123, as revised December 2004 ("FAS 123(R)") effective January 1, 2006. FAS 123(R) requires all employee share-based awards granted after the effective date to be valued at fair value, and to be expensed over the applicable vesting period. In addition, companies must begin recognizing compensation expense related to any awards that are not fully vested as of the adoption date. Compensation expense for such unvested employee awards will be measured based on the fair value of the awards as previously calculated and inter-period attribution method used in developing the pro forma disclosures in accordance with the provisions of FAS 123. The valuation of and accounting for share-based awards include a number of complex and subjective estimates. These estimates include, but are not limited to, the future volatility of our stock price, future employee stock option exercise behaviors and future employee terminations.

The Company adopted the Modified Prospective Application ("MPA") method to account for the transition from Accounting Principles Board Opinion No. 25 – Accounting for Stock Issued to Employees ("APB 25") and FAS 123 to FAS 123(R). As prescribed by MPA, the Company will not restate prior period financial statements. Under guidance contained in APB 25 and FAS 123, the Company had accounted for award forfeitures as they occur. Under FAS 123(R), the Company estimates the forfeiture rate on the grant date and adjusts the estimate through the vesting date. The Company has made a policy decision to change its share-based compensation expense attribution method for grants made on or after the adoption date to use the straight-line method. The accelerated expense attribution method under Financial Accounting Standards Board Interpretation No. 28 ("FIN 28") will continue to be applied for outstanding grants not vested as of the FAS 123(R) adoption date. Upon adopting FAS 123(R), the Company reversed $85,000 of unamortized deferred compensation as of December 31, 2005 against common stock additional paid in capital.

As a result of adopting FAS 123(R), the Company's net loss for the year ended December 31, 2006 was $1.8 million greater than had it continued to account for share-based employee compensation under APB 25. In addition, basic and diluted net loss per share was greater by $0.05 per share.

The share-based employee compensation cost charged against income was as shown below (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Share-based employee compensation cost charged against income	$ 1,825	$ 94	$ 339

Description of Incentive Plans

The Company currently has two incentive plans ("Incentive Plans") that have been approved by shareholders. Both Incentive Plans are administered by the Board of Directors, or its designated committee ("Plan Administrator"), and provide for various awards as determined by the Plan Administrator.

In July 2006, the 1996 Stock Option Plan (the "1996 Plan") expired. In September 2006, Company shareholders approved the 2006 Microvision, Inc. Incentive Plan which amends, restates and renames the 1996 Plan ("2006 Incentive Plan"). All awards outstanding under the 1996 Plan remain outstanding under the 2006 Incentive Plan. The 2006 Incentive Plan retained the 8.0 million share authorization that was under the 1996 Plan and permits granting non-qualified stock options ("NSOs"), incentive stock options ("ISOs"), stock appreciation rights, restricted or unrestricted stock, deferred stock, other share-based awards, or cash awards to employees, officers and certain non-employees of the Company. Any award may be a performance-based award. Awards granted under the 2006 Incentive Plan have generally been to employees under non-qualified stock option agreements with the following provisions: exercise prices greater than or equal to the Company's closing stock price on the date of grant; vesting periods ranging from three years to four years; expiration 10 years from the date of grant; and optionees who terminate their service after vesting have a limited time to exercise their options (typically three to twelve months).

The Independent Director Stock Option Plan ("Director Option Plan") has 900,000 shares authorized and permits granting NSOs to independent directors of the Company. In June 2005, shareholders approved an amendment to the Director Option Plan, increasing the number of shares reserved for the plan by 400,000 to 900,000 shares. Under the Director Option Plan, upon initial election or appointment to the Board of Directors, Directors receive a fully vested option to purchase 15,000 shares of common stock and a second option to purchase 15,000 shares of common stock. Upon reelection to the Board, Directors receive a subsequent option to purchase 15,000 shares of common stock. The second initial option grant and any reelection grant vests the earlier of one year from date of grant or the day before the next regularly scheduled annual shareholder meeting. Grants awarded under the Director Option Plan generally, have the following terms: exercise price equal to the Company's closing stock price on the date of grant; expiration 10 years from the date of grant, and vested grants remain exercisable until their expiration dates if a director leaves the Board.

Options Valuation Methodology and Assumptions

The Company uses the Black-Scholes option valuation model to determine the fair value of the options and uses the closing price of its common stock as the fair market value of its stock on that date.

The Company considers historical stock price volatilities, volatilities of similar companies and other factors in determining its estimates of future volatilities.

The Company follows the guidance provided by Staff Accounting Bulletin No. 107 ("SAB 107") for estimating "plain vanilla" option lives. For "non plain vanilla" options, the Company uses historical lives, including post-termination exercise behavior, publications, comparable company estimates, and other factors as the basis for estimating expected lives.

Risk free rates are based on the U.S. Treasury Yield Curve as published by the U.S. Treasury.

The following table summarizes the weighted-average valuation assumptions and weighted-average grant date fair value of options granted, excluding grants issued under the Company's tender offer which require an incremental valuation methodology and are disclosed above, during the periods shown below:

	Year Ended December 31,		
	2006	2005	2004
Assumptions (weighted average)			
Volatility	72%	70%	76%
Expected term (in years)	6.1	5.1	3.0
Risk-free rate	5.0%	4.0%	3.0%
Expected dividends	--	--	--
Pre-vest forfeiture rate	5.0%	n/a	n/a
Grant date fair value of options granted	$ 2.26	$ 3.44	$ 3.45

Options Activity and Positions

The following table summarizes activity and positions with respect to options for the year ended December 31, 2006:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2003	4,721,000	$ 12.43		
Granted	754,000	7.14		
Exercised	(38,000)	6.25		
Forfeited or expired	(319,000)	12.03		
Outstanding as of December 31, 2004	5,118,000	11.72	7.6	$ 683,000.00
Granted	574,000	5.33		
Exercised	(5,000)	4.03		
Forfeited or expired	(367,000)	10.99		
Outstanding at December 31, 2005	5,320,000	11.09	6.8	$ 3,000.00
Granted *	4,280,000	2.99		
Exercised	(16,000)	2.77		
Forfeited or expired *	(3,873,000)	9.62		
Outstanding as of December 31, 2006	5,711,000	$ 6.04	6.9	$ 1,384,000.00
Vested and expected to vest as of December 31, 2006	5,381,000	$ 6.22	6.8	$ 1,287,000.00
Exercisable as of December 31, 2006	2,563,000	$ 9.69	6.0	$ 361,000.00

* Includes 2.2 million shares exchanged pursuant to stock option exchange disclosed above

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 were $5,000, $9,000 and $117,000, respectively.

As of December 31, 2006, the Company's unamortized share-based compensation was $3.4 million. The Company plans to amortize this share-based compensation cost over the next 2.1 years.

During 2006, the Board of Directors approved the immediate vesting of options to purchase 45,000 shares that had been issued to three independent directors. The directors subsequently resigned from the Board of

Directors. The Company determined that the accelerated vesting was a modification of an award with a service vesting condition. The total fair value of each modified option was measured as the value of the original grant plus the value of the modified grant on its modification date. On the modification date, the total value of the modified awards was estimated to be $91,000, of which $84,000 was previously amortized, and the remaining value of $7,000 was immediately expensed as compensation cost.

In July 2005, the Company granted options to purchase an aggregate of 300,000 shares of common stock at an exercise price of $5.32 to an executive officer. The exercise price of the options was less than the fair market value of the shares on the date of grant. According to guidance in Accounting Principles Bulletin No. 25 ("APB 25"), the Company recorded $144,000 of deferred compensation and amortized $59,000 to compensation expense related to these options in 2005. Upon adopting FAS 123(R) on January 1, 2006, the Company reversed the remaining unamortized deferred compensation of $85,000 to additional paid-in capital.

Commitments and contingencies- Note 14

Agreements with the University of Washington

In October 1993, the Company entered into a Research Agreement and an exclusive license agreement ("License Agreement") with the UW. The License Agreement grants the Company the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement ("Research Agreement"), whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,134,000. Payments under the Research Agreement were credited to the license fee. In addition to the nonrefundable fee, which has been paid in full, the Company is required to pay certain ongoing royalties. Beginning in 2001, the Company is required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

Litigation

The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently party to any legal proceedings that management believes the adverse outcome of which would have a material adverse effect on the Company's financial position, results of operations or cash flows.

Lease commitments

The Company leases its office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year.

The Company entered into a 90 month facility lease that commenced in February 2006. The lease includes extension and rent escalation provisions over the 90 month term of the lease. Rent expense will be recognized on a straight-line basis over the lease term.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2007	$ 60,000	$ 812,000
2008	55,000	838,000
2009	49,000	839,000
2010	40,000	868,000
2011	8,000	901,000
Thereafter	--	1,499,000
Total minimum lease payments	212,000	$ 5,757,000
Less: Amount representing interest	(34,000)	
Present value of capital lease obligations	178,000	
Less: Current portion	(45,000)	
Long-term obligation at December 31, 2006	$ 133,000	

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,017,000, and $837,000, respectively, at December 31, 2006 and $1,309,000 and $1,140,000, respectively, at December 31, 2005.

Net rent expense was $1,082,000, $1,435,000, and $1,689,000 for 2006, 2005 and 2004, respectively. Sub-lease income of $125,000, $575,000 and $363,000 for 2006, 2005, and 2004 respectively was included as a reduction in rent expense.

Long-term debt

During 2006, the Company entered into a loan agreement with the lessor of the Company's corporate headquarters in Redmond to finance $536,000 in tenant improvements. The loan carries a fixed interest rate of 9% per annum, is repayable over the initial term of the lease, which expires in 2013, and is secured by a letter of credit. The balance of the loan was $516,000 at December 31, 2006.

Adverse purchase commitments

The Company has periodically entered into noncancelable purchase contracts in order to ensure the availability of materials to support Flic production. Management periodically assesses the need to provide for impairment on these purchase contracts and records a loss on purchase commitments when required. In December 2006, the Company recorded a loss of $310,000 to cost of product revenue as a result of commitments to purchase materials for the Flic scanner that are in excess of our estimated future proceeds from the sale of the Flic scanners.

Income taxes – Note 15

A provision for income taxes has not been recorded for 2006, 2005 and 2004 due to the valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets because based on the Company's history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2006, Microvision has net operating loss carry forwards of approximately $198.0 million, for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $2.9 million. The net operating loss carry forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2008 to 2025 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's stockholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Deferred tax assets are summarized as follows:

	December 31,	
	2006	2005
Net operating loss carry forwards Microvision	$ 67,335,000	$ 65,006,000
R&D credit carry forwards Microvision	2,894,000	2,559,000
Other	9,266,000	3,463,000
	79,495,000	71,028,000
Less: Valuation allowance	(79,495,000)	(71,028,000)
Deferred tax assets	$ --	$ --

The valuation allowance and the research and development credit carry forwards account for substantially all of the difference between the Company's effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders' equity.

Retirement savings plan – Note 16

The Company has a retirement savings plan ("the Plan") that qualifies under Internal Revenue Code Section 401(k). The Plan covers all qualified employees. Contributions to the Plan by the Company are made at the discretion of the Board of Directors.

In February 2000, the Board of Directors approved a plan amendment to match 50% of employee contributions to the Plan up to 6% of the employee's per pay period compensation, starting on April 1, 2000. During 2006, 2005 and 2004, the Company contributed $308,000, $321,000 and $337,000, respectively, to the Plan under the matching program.

Segment Information – Note 17

Prior to Lumera's initial public offering in July 2004, the Company was organized into two segments – Microvision, which is engaged in light scanning and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management views and evaluates the Company's operations.

The accounting policies used to derive reportable segment results are described in Note 2, "Summary of Significant Accounting Policies."

A portion of each segments' administration expenses arise from shared services and infrastructure that Microvision has provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses are allocated to the segments and the allocation has been determined on a basis that the Company considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

Since 2000, Microvision has held an investment in Lumera. From inception to July 2004, Lumera was a consolidated subsidiary and treated as a separate segment within Microvision. Subsequent to July 2004, Lumera became an equity method investment. Since July 2004, Microvision has operated as one segment.

At January 31, 2006 and December 31 2005, Lumera was a significant unconsolidated equity investment of Microvision. For the one month period ended January 31, 2006, Lumera revenue was $168,000, gross profit was $82,000, loss from operations was $1,109,000 and net loss was $1,040,000. For 2005, Lumera revenue was $1,509,000, gross profit was $587,000, loss from operations was $11,108,000 and net loss was $10,453,000. For the period that Lumera was an unconsolidated investment in 2004 (July 2004 through December 31, 2004) Lumera revenue was $303,000, gross profit was $85,000, loss from operations was $5,205,000 and net loss was $5,199,000. At December 31, 2005, Lumera had current assets of $22,384,000, non-current assets of $1,322,000, current liabilities of $1,552,000 and shareholders' equity of $22,154,000. The following table reflects the results of the Company's reportable segments under the Company's management system (in thousands).

	Year Ended December 31, 2004			
	Microvision	Lumera	Elimination	Total
Contract Revenue	$ 8,135	$ 686	$ --	$ 8,821
Product Revenue	2,597	--	--	2,597
Cost of Contract Revenue	5,106	433	--	5,539
Cost of Product Revenue	3,868	--	--	3,868
Research and development expense	13,581	1,129	--	14,710
Marketing, general and administrative expense	17,795	1,433	--	19,228
Non-cash compensation expense	821	1,297	--	2,118
Interest income	270	2	--	272
Interest expense	31	120	--	151
Segment loss	32,257	3,724	(2,438)	33,543
Depreciation	1,711	695	--	2,406
Expenditures for capital assets	970	70	--	1,040
Segment assets	25,538	--	--	25,538

Quarterly Financial Information (Unaudited) – Note 18

The following table presents the Company's unaudited quarterly financial information for the years ending December 31, 2006 and 2005:

	Year Ended December 31, 2006			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 1,842,000	$ 823,000	$ 1,906,000	$ 2,472,000
Gross Margin	(181,000)	(195,000)	(774,000)	27,000
Net loss available for common shareholders	(8,681,000)	(7,692,000)	(11,215,000)	331,000
Net loss per share basic and diluted	(0.21)	(0.20)	(0.38)	0.01

	Year Ended December 31, 2005			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 2,709,000	$ 3,330,000	$ 4,725,000	$ 3,982,000
Gross Margin	(1,756,000)	(434,000)	840,000	1,004,000
Net loss available for common shareholders	(5,566,000)	(12,571,000)	(4,968,000)	(7,179,000)
Net loss per share basic and diluted	(0.23)	(0.56)	(0.23)	(0.33)

During 2006 and 2005, the Company recorded inventory write-offs and adverse purchase commitments of $1,491,000 and $3,732,000, respectively, of which $900,000 and $1,297,000 were during the quarters ended December 31, 2006 and 2005, respectively.

Subsequent Event- Note 19

At a special meeting of shareholders of Microvision, Inc. on January 18, 2007, shareholders approved an amendment to our Certificate of Incorporation to increase the number of authorized shares of common stock from 73.0 million shares to 125.0 million shares. The newly authorized shares or common stock have the same rights as the previously authorized shares, including the right to cast one vote per share of common stock.

CONTROLS AND PROCEDURES - Item 9A

(a) *Evaluation of disclosure controls and procedures.* Our Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of this Form 10-K. Based on that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this Form 10-K, our disclosure controls and procedures were, in design and operation effective.

(b) *Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control — Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

(c) *Changes in internal controls over financial reporting.* There have not been any changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We began operations in May 1993 to develop and commercialize technology for displaying images and information. In 1993, we acquired an exclusive license to certain Virtual Retinal Display technology from the University of Washington and entered into a research agreement with the University of Washington to further develop the Virtual Retinal Display technology. We have continued to develop the Virtual Retinal Display technology as part of our broader research and development efforts relating to the light scanning technology.

We are developing a small module that could be embedded into a mobile device such as a cell phone or PDA to project a moving or still image onto a variety of surfaces. The module could be modified to be embedded into the dash of a car to create a head-up display for navigation system information or other information useful to the driver. We also produce and sell Flic, a hand-held bar code scanner. We expect to continue funding prototype and demonstration versions of products incorporating the light scanning technology at least through 2007. Future revenues, profits and cash flow and our ability to achieve our strategic objectives as described herein will depend on a number of factors, including acceptance of the light scanning technology by various industries and original equipment manufacturers, market acceptance of products incorporating the light scanning technology and the technical performance of such products.

We have incurred substantial losses since inception and expect to incur a substantial loss during the fiscal year ended December 31, 2007.

Key Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimate, including those related to revenue recognition, contract losses, bad debts, investments and contingencies and litigation. We base our estimates on historical experience, terms of existing contracts, our evaluation of trends in the display and image capture industries, information provided by our current and prospective customers and strategic partners, information available from other outside sources, and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following key accounting policies require more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition. We recognize contract revenue as work progresses on long-term, cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We use this revenue recognition methodology because we can make reliable estimates of the revenue and costs. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. Revisions in these estimates could significantly impact recognized revenue in any one reporting period. If the U.S. Government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

Our product sales generally include acceptance provisions. We recognize revenue for product shipments upon acceptance of the product by the customer or expiration of the contractual acceptance period.

Losses on Uncompleted Contracts. We establish an allowance for estimated losses if a contract has an estimated cost to complete that is in excess of the remaining contract value. The entire estimated loss is recorded in the period in which the loss is first determined. We determine the estimated cost to complete a contract through a detailed review of the work to be completed, the resources available to complete the work and the technical difficulty of the remaining work. If the revised estimated cost to complete the contract is higher than the total contract revenue, the entire contract loss is recognized. The actual cost to complete a contract can vary significantly from the estimated cost, due to a variety of factors including availability of technical staff, availability of materials and technical difficulties that arise during a project. Most of our development contracts are cost plus fixed fee type contracts. Under these types of contracts, we are not required to spend more than the contract value to complete the contracted work.

Allowance for uncollectible receivables. We maintain allowances for uncollectible receivables, including accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and receivables from related parties. We review several factors in determining the allowances including the customer's and related party's past payment history and financial condition. If the financial condition of our customers or the related parties with whom we have receivables were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Inventory. We value inventory at the lower of cost or market with cost determined on a weighted average cost basis. We review several factors in determining the market value of our inventory including evaluating the replacement cost of the raw materials and the net realizable value of the finished goods. If we do not achieve our targeted sales prices, if market conditions for our components or products were to decline or if we do not achieve our sales forecast, additional reductions in the carrying value of the inventory would be required.

Warrants and Derivatives. In 2005, we issued convertible notes that include rights to convert the notes into our common stock. We also issued warrants to purchase common stock in connection with the notes. The conversion right and the warrants are considered to be derivatives under the guidance provided by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* and Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.* We use the Black-Scholes option pricing model to estimate the value of these instruments. We use this model because it is widely accepted and provides comparability across a wide range of similar companies. To use the Black-Scholes option pricing model we must evaluate a range of estimates and determine the reasonable estimate of future stock volatility and interest rates. Changes in these estimates could result in a materially different valuation of the instruments. Other models for valuing these instruments exist and the use of an alternative model could result in a materially different valuation of the instruments.

Employee Share-Based Compensation. We issue share-based compensation to employees in the form of options exercisable into our common stock. We account for employee share-based compensation under the guidance provided by Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123(R), *Share-Based Payment.* We use the Black-Scholes option pricing model to estimate the value of these instruments. We use this model because it results in reasonable estimated fair values for our standard options, is widely accepted and provides comparability across a wide range of similar companies. To use the Black-Scholes options pricing model we must evaluate a range of variables and determine estimates of future option lives, stock volatility and interest rates. In addition, once estimated fair values are developed, we must estimate prevesting forfeiture rates. Changes in these estimates could result in a materially different valuation of the stock-based compensation. Other models for valuing stock-based compensation exist and the use of an alternative model could result in a materially different valuation of the compensation expense.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for us to apply judgment or make estimates. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result to our consolidated financial statements. Additional information about our accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to our consolidated financial statements.

Inflation has not had a material impact on our revenues, or income from continuing operations over the three most recent fiscal years.

Results of Operations

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Contract Revenue.

	2006	% of contract revenue	2005	% of contract revenue	$ change	% change
Government revenue	$ 3,586	68.0	$ 5,209	45.7	$ (1,623)	(31.2)
Commercial revenue	1,689	32.0	6,177	54.3	(4,488)	(72.7)
Total contract revenue	$ 5,275		$ 11,386		$ (6,111)	(53.7)

We earn contract revenue from performance on development contracts with the United States government and commercial customers.

Our contract revenue in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts. Contract revenue was lower during 2006 than in 2005, due to lower beginning commercial contract backlog, the later timing of completing government contract negotiations, and the allocation of resources to internally funded development projects.

During 2005, we earned $4.9 million from work performed on a contract with Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, integrating our technology into certain medical devices compared to $806,000 during 2006. We delivered the prototype devices as required and completed the work under the contract in 2006. Ethicon has seventeen months to conduct market evaluations before it decides to continue development. We do not anticipate earning additional material revenue from Ethicon until at least 2008.

In September 2006, we entered into an 18 month $5.95 million contract with General Dynamics C4 Systems to supply full-color, daylight readable, see-through helmet-mounted displays as part of the U.S. Army's Mounted Warrior HMD Improvement Program. General Dynamics holds prime contracts with the U.S. Army for other Warrior programs including Land Warrior, Air Warrior and Future Force Warrior Advanced Technology Demonstration. The contract specifies the development and delivery of ten full-color display units for evaluation.

In September 2006, we also entered into a 12 month agreement with Visteon, a global Tier 1 automotive supplier. Under the agreement, we will work with Visteon to design and produce a series of advanced automotive head-up display samples. Visteon, working in collaboration with us, is expected to use the samples to demonstrate the performance of our laser-based light scanning technology and to refine commercial product requirements of automotive head-up displays.

As long as most of our revenue is earned from performance on development contracts, we believe there may be a high degree of variability in revenue from one period to another.

Our backlog of development contracts at December 31, 2006 was $6.8 million compared to $2.8 million at December 31, 2005. Of our current development contract backlog, $6.3 million is scheduled for completion during 2007. The remaining $500,000 is scheduled for completion over the subsequent two months through February 2008.

Product Revenue.

	2006	% of product revenue	2005	% of product revenue	$ change	% change
Flic revenue	$ 1,589	89.9	$ 1,569	46.7	$ 20	1.3
Nomad revenue	179	10.1	1,791	53.3	(1,612)	(90.0)
Total product revenue	$ 1,768		$ 3,360		$ (1,592)	(47.4)

We have earned product revenue from sales of Flic and Nomad. Flic revenue in 2006 was consistent with 2005. During 2005, we sold 165 Nomad units totaling $1.2 million to General Dynamics and there was no corresponding sale in 2006. The Nomad has not gained the commercial acceptance we had planned when it was introduced. In June 2006, we decided not to continue to promote the Nomad product.

Our quarterly revenue may vary substantially due to the timing of product orders from customers, production constraints and raw material availability.

The backlog of product orders at December 31, 2006 was approximately $353,000, compared to $579,000 at December 31, 2005, all of which is scheduled for delivery during 2007.

Cost of Contract Revenue.

	2006	% of contract revenue	2005	% of contract revenue	$ change	% change
Cost of contract revenue	$ 3,398	64.4	$ 6,456	56.7	$ (3,058)	(47.4)

Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts. Direct costs include labor, materials and other costs incurred directly in performing on a contract. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined both by the level of direct costs incurred on development contracts and by the level of indirect costs incurred in operating and building our technical capabilities and capacity. The cost of contract revenue can fluctuate substantially from period to period depending on the level of both the direct costs incurred in the performance of projects and the level of indirect costs incurred.

Our research and development department works on both contract revenue projects and internally funded development projects. We allocate the research and development department overhead to cost of contract revenue and research and development expense based on the proportion of direct labor cost incurred in cost of contract revenue and research and development, respectively. As a result of the lower direct labor cost in cost of contract revenue in 2006, approximately $1,329,000, less overhead was allocated to cost of contract revenue than in 2005.

We expect that cost of contract revenue on an absolute dollar basis may increase in the future. This increase will likely result from additional development contract work that we expect to perform. The cost of revenue as a percentage of revenue can fluctuate significantly from period to period, depending on the contract cost mix and the levels of direct and indirect costs incurred. However, over longer periods of time we expect modest fluctuations in the cost of contract revenue, as a percentage of contract revenue.

Cost of Product Revenue.

	2006	% of product revenue	2005	% of product revenue	$ change	% change
Cost of product revenue	$ 4,768	269.7	$ 8,636	257.0	$ (3,868)	(44.8)

Cost of product revenue includes both the direct and allocated indirect costs of manufacturing Nomads and Flics sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of Flic and Nomad. Indirect costs include labor and other costs associated with operating our manufacturing capabilities and capacity.

Our overhead, which includes the costs of procuring, inspecting and storing material, facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity. During 2006, we expensed approximately $1,224,000, or $234,000 less than in 2005, of manufacturing overhead associated with production capacity in excess of production requirements.

Cost of product revenue for 2006 includes the write-off of a total of $1,181,000 of inventory, compared to $3,732,000 for 2005. The write-offs were due to changes in product design, our decision not to promote the Nomad product, and customer demand that caused components and accessories to become obsolete or slow-moving. We value our inventory at the lower of cost or market and reduce the value of our inventory to its estimated scrap value when we determine that we will probably not sell the inventory during the next 12 months. As a result of our decision not to promote the Nomad product we also recorded $100,000 in depreciation expense to fully depreciate the fixed assets used in Nomad production.

We have periodically entered into noncancelable purchase contracts in order to ensure the availability of materials to support Flic production. We periodically assess the need to provide for impairment on these purchase contracts and record a loss on purchase commitments when required. In December 2006, we recorded a loss of $310,000 to cost of product revenue as a result of commitments to purchase materials for the Flic scanner that are in excess of our estimated future proceeds from the sale of the Flic scanners.

We expect that the cost of product revenue on an absolute dollar basis will increase in the future as expected sales of commercial products increase. The cost of product revenue as a percentage of product revenue can fluctuate significantly from period to period, depending on the product mix, the level of overhead expense and the volume of direct materials purchased.

Research and Development Expense.

	2006	2005	$ change	% change
Research and development	$ 10,715	$ 6,587	$ 4,128	62.7

Research and development expense consists of:

- Compensation related costs of employees and contractors engaged in internal research and product development activities,
- Laboratory operations, outsourced development and processing work, and
- Other operating expenses.

Our research and development department works on both contract revenue projects and internally funded development projects. We allocate the research and development department overhead to cost of contract revenue and research and development expense based on the proportion of direct labor cost incurred in cost of contract revenue and research and development, respectively.

As part of our turnaround strategy announced in February 2006, we established a target of reducing total overhead cost by approximately 20%, excluding the impact of adopting FAS123(R) and severance costs. During the year we directed more engineering labor to work on internally funded development projects than planned resulting in higher research and development expense.

The following table eliminates the impacts of adopting FAS 123(R) and severance costs on research and development expense.

	2006	2005
Research and development expense, as reported	$ 10,715	$ 6,587
FAS 123(R) options expense	(396)	--
Severance	(324)	--
Research and development expense, as adjusted	$ 9,995	$ 6,587

Total costs incurred by our research and development department for cost of contract revenue and research and development expense activities were higher during 2006 than 2005. Research and development expense was higher in 2006 than 2005 due to higher direct labor, subcontractor and material costs. The higher proportions of direct labor on internally funded projects relative to revenue projects in 2006 than in 2005 resulted in more indirect overhead cost absorption into research and development expense in 2006.

We believe that a substantial level of continuing research and development expense will be required to develop additional commercial products using the light scanning technology. Accordingly, we anticipate our level of research and development spending will continue to be substantial.

Sales, Marketing, General and Administrative Expense.

	2006	2005	$ change	% change
Sales, marketing, general and administrative	$ 17,362	$ 20,352	$ (2,990)	(14.7)

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses.

During 2006 we made significant reductions in staff and marketing expenses related to the discontinuation of the Nomad product, reductions in corporate staff expenses, professional fees, and increased focus and efficiencies in operations. These reductions were offset in part in non-cash compensation cost arising from the adoption of FAS 123(R) and severance costs, which did not occur in 2005.

As part of our turnaround strategy announced in February 2006, we established a target of reducing sales, marketing, general and administrative expense by approximately 25% in 2006, excluding the impact of adopting FAS123(R) and severance costs. The following table eliminates the impacts of the adoption of FAS 123(R) and severance costs on sales, marketing, general and administrative expense.

	2006	2005
Sales, marketing, general and admininistrative, as reported	$ 17,362	$ 20,352
FAS 123(R) options expense	(1,429)	--
Severance	(518)	--
Sales, marketing, general and admininistrative, as adjusted	$ 15,415	$ 20,352

In 2000, the Board of Directors authorized the Company to provide unsecured lines of credit to each of its three senior officers. No loans have been made under either Microvision's Executive Option Exercise Note Plan or the Executive Loan Plan since July 2002, and Microvision does not intend to make any additional loans under these plans. A total of $2,723,000 was issued and remains outstanding under the Executive Loan Plan. There are currently no outstanding loans under the Executive Option Exercise Note Plan. The loans are due one year from the executive's termination.

Two of the three officers with outstanding loans left the Company in January 2006. In accordance with the terms, the loans were due in January 2007. Neither of the officers has repaid their loans. One of the officers pledged 50,000 shares of Lumera common stock as collateral for the loans. Based on the March 1, 2007 closing price of $4.28, the pledged Lumera shares have a market value of approximately $214,000. We are pursuing collection of the outstanding balances. As a result of our review of the financial position of the former executives and the potential difficulty in collecting loans from former employees, we have recorded additional allowances for doubtful accounts for the receivables from senior officers of $542,000. The balance of the allowance for doubtful accounts for receivables from senior officers of $2,473,000 million at December 31, 2006 is based on a total receivable balance of $2,723,000 less the estimated value of the collateral.

Interest Income and Expense.

	2006	2005	$ change	% change
Interest income	$ 719	$ 263	$ 456	173.4

	2006	2005	$ change	% change
Interest expense	$ 5,753	$ 3,253	$ 2,500	76.9

The increase in interest income in 2006 from 2005 results from higher cash and cash equivalents investment balances, and higher interest rates earned on balances during 2006 than in 2005.

The increase in interest expense relates to the amortization of the discount recorded on the March 2005 and December 2005 convertible notes (together the "Notes") for the value attributed to the embedded derivative feature of the Notes and associated warrants. This was partially offset by the stated interest on the Notes being lower in 2006 than in 2005 due to a lower average balance resulting from payments on the Notes.

Gain on Derivative Instruments, Net;

	2006	2005	$ change	% change
Gain on derivative instruments, net	$ 1,627	$ 5,975	$ (4,348)	(72.8)

In March 2005, we raised $10 million before issuance costs of $423,000 from the issuance of convertible notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. In December 2005, we raised $10 million before issuance costs of $134,000 from the issuance of convertible notes ("December Notes"), 838,000 shares of Microvision common stock and warrants to purchase an aggregate of 1,089,000 shares of Microvision common stock.

The following table summarizes the accounting for our Notes:

	Notes	Warrants	Embedded derivative feature	Common stock and APIC	Loss on extinguishment of debt	Total
March 10, 2005 issuance	$ 5,395	$ 1,650	$ 2,955	$ –	$ –	$ 10,000
Debt restructuring at July 25, 2005	–	2,295	1,018	–	(3,313)	–
Conversion of debt to common stock at October 11, 2005	(1,398)	–	(439)	1,837	–	–
December 1, 2005 issuance	3,667	2,200	1,116	3,017	–	10,000
Principal payments on notes	(867)	–	–	867	–	–
Discount accretion for the year ended December 31, 2005	2,546	–	–	–	–	2,546
Changes in market value for the year ended December 31, 2005	–	(2,693)	(3,282)	–	–	(5,975)
Balances at December 31, 2005	9,343	3,452	1,368	5,721	(3,313)	
Principal payments on notes	(11,567)	–	–	1,967	–	(9,600)
Discount accretion for the year ended December 31, 2006	4,642	–	–	–	–	4,642
Changes in market value for the year ended December 31, 2006	–	(880)	(1,300)	–	–	(2,180)
Balances at December 31, 2006	$ 2,418	$ 2,572	$ 68	$ 7,688	$ (3,313)	

In connection with the issuance of our Notes, we concluded that the note holders' right to convert all or a portion of the Notes into our common stock is an embedded derivative instrument as defined by FAS 133, *Accounting for Derivative Instruments and Hedging Activities*. We determine the value of the derivative features at each balance sheet date using the Black-Scholes option pricing model. At December 31, 2006, we used the following assumptions: expected volatilities of 67%; expected dividend yields of 0%; risk free interest rate of 4.96%; and contractual lives of 2.5 months. The contractual lives are the same as the principal repayment dates when valuing the derivative features. Due to changes in our stock price and the short remaining lives, the aggregate fair value of the embedded derivative instruments decreased to $68,000 at December 31, 2006. The change in value of $1,300,000 for 2006 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

We issued warrants to purchase 2,302,000 shares of common stock in connection with the issuance of the Notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because we cannot engage in certain corporate transactions affecting the common stock unless we make a cash payment to the holders of the warrants. We record changes in the fair values of the warrants in the statement of operations each period. We valued the warrants at December 31, 2006 using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 67%; expected dividend yields of 0%; risk free interest rates ranging from 4.72% to 4.90%; and contractual lives ranging from 1.6 years to 3.9 years. The change in value of the warrants of $880,000 in 2006 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

In January 2006, we sold 2.6 million shares of Lumera common stock, reduced our ownership, and changed to the cost basis of accounting for our investment in Lumera in accordance with FAS 115. Changes in the fair value of our warrant, exercisable at $8.80, to purchase 170,500 shares of Lumera common stock beginning from the January 2006 sale are included in "Gain on derivative instruments, net" in the consolidated statement of operations each period. On the transaction date, the warrants were initially valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.55%; and contractual life of 5.1 years. As of December 31, 2006, the warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.7%; and contractual life of 4.2 years. As of December 31, 2006, the fair value of the warrants increased to $595,000 and the change in value of $119,000 was recorded as a gain to "Loss on derivative instruments, net."

In May 2006, we entered into an agreement with the holders of our Series A Convertible Preferred Stock to convert 5,000 shares of preferred stock to common stock. As consideration for the conversion, we issued a total of 1,353,066 shares of our common stock, of which 565,000 shares were issued as an inducement to convert ("Incentive Shares"). In connection with the conversion, we also agreed to register the Incentive Shares and to provide price protection on the Incentive Shares. We determined the price protection feature of the Incentive Shares included an embedded derivative feature as defined by FAS 133. The value of the derivative feature at conversion was estimated to be $401,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 65%; expected dividend yield of 0%; risk free interest rate of 4.9%; and contractual life of 0.3 years. We recorded the initial value of the embedded derivative feature as a non-operating expense included in "Inducement for conversion of preferred stock" in the consolidated statement of operations. In August 2006, we determined the final value and paid the liability of $1,074,000. The changes in the estimated fair value of the derivative feature $673,000 was included as a non-operating expense in "Gain on derivative instruments, net."

Loss on debt extinguishment:

	2006	2005	$ change	% change
Loss on debt extinguishment	$ 0	$ (3,313)	$ 3,313	(100.0)

In July 2005, we entered into an agreement to amend the March Notes. In connection with the amendment, we issued three year warrants to purchase 750,000 shares of Microvision common stock with an initial exercise price of $6.84 per share; reduced the conversion price on the March Notes to $5.85 per share and the price at which we can mandatorily convert the Notes was reduced to $10.24; and removed the note holders' right to exchange the Notes into Lumera common stock. We concluded that the amendment of the March Notes met the criteria of a debt extinguishment and recorded a charge of $3,313,000 for the change in the fair value of the debt in July 2005.

Equity in losses of Lumera and Gain on sale of securities of equity investment

Equity in losses of Lumera:

	2006	2005	$ change	% change
Equity in losses of Lumera	$ (290)	$ (3,242)	$ 2,952	(91.1)

Gain on sale of securities of equity investment:

	2006	2005	$ change	% change
Gain on sale of securities of equity investment	$ 8,738	$ 2,700	$ 6,038	223.6

In January 2006, we sold 2.6 million shares of our Lumera common stock for $10.3 million. We recorded a "Gain on sale of securities of equity investment" of approximately $7.3 million. As a result of the reduction in ownership, we changed to the cost basis of accounting for our investment in Lumera in accordance with FAS 115. We recorded our proportionate share of Lumera losses, $290,000, for the period preceding the sale in January 2006, compared to the full year in 2005.

As of December 31, 2006, we own 1,750,000 shares, or approximately 8.8% of Lumera common stock.

Income Taxes.

No provision for income taxes has been recorded because we have experienced net losses from inception through December 31, 2006. At December 31, 2006, we had net operating loss carry-forwards of approximately $198.0 million for federal income tax reporting purposes. In addition, we have research and development tax credits of $2.9 million. The net operating losses begin expiring in 2008 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three-year period would result in a limitation on our ability to utilize a portion of our net operating loss carry-forwards. We have determined that such a change of ownership occurred during 1995 and that the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change of ownership occurred in 1996 and the annual limitation for losses generated in 1996 is approximately $1.6 million.

Inducement for Conversion of Preferred Stock

	2006	2005	$ change	% change
Inducement for conversion of preferred stock	$ (3,076)	$ (1,184)	$ (1,892)	159.8

In September 2004, we raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 362,000 shares of common stock. The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at our election, subject to certain conditions.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility, 75%; risk free interest rate, 3.4%, and contractual life five years. $1.3 million of the proceeds were allocated to the warrant and was recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of our common stock on the date of commitment to purchase the preferred stock, resulting in the recognition of a beneficial conversion feature in accordance with Emerging Issues Task Force No 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments." This beneficial conversion feature was measured as $1.2 million, which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) using the effective interest method, over the stated life of the preferred stock, which is three years. During 2005, we recorded $280,000 in dividends on the preferred stock and $303,000 in accretion of the beneficial conversion feature of the preferred stock.

In May 2006, we entered into a Conversion Agreement with the holders of our Series A Convertible Preferred Stock to convert 5,000 shares of Preferred Stock. As consideration for the conversion, we issued a total of 1,353,000 shares of our common stock, $.001 par value, of which 565,000 shares were issued as an inducement to convert ("Incentive Shares"). The value of the Incentive Shares of $2.0 million together with unamortized discounts of $0.6 million and fees of $0.1 million were recorded as "Inducement for conversion of preferred stock" in the consolidated statement of operations.

In connection with the conversion, we were required to register the Incentive Shares. Under the conversion agreement, we agreed to pay the difference, only if positive, of $3.62 minus the 45 day trailing volume weighted average price as of the 45th trading day after the effective date of the required registration statement with respect to any of the Incentive Shares that were sold by the holder during the 45 day period or that were held in an economically neutral position as of the end of the 45 day period. We determined that the price protection feature of the Incentive Shares included an embedded derivative feature as defined by Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"). We estimated the initial value of the derivative feature at conversion to be $401,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility 65%, dividend yield of 0%, risk free interest rate 4.9% and contractual life 0.3 years and recorded it as a non-operating expense included in "Inducement for conversion of preferred stock" in the consolidated statement of operations.

The value of the derivative feature fluctuated with the value of our common stock and, to a lesser extent, with changes in valuation variables. In August 2006, the Company determined and recorded the final value and paid the liability of $1,074,000. The change in estimated fair value of the derivative feature of $673,000 was included as a non-operating expense in "Gain on Derivative instruments, net". In August 2005, the preferred stock holder agreed to convert 5,000 shares of our preferred stock into 734,000 shares of common stock. As an inducement to convert the preferred stock we issued 124,000 shares of our common stock to the preferred stock holder and adjusted the exercise price from $8.16 to $6.84 per share for the existing warrants to purchase 362,000 shares of common stock issued in connection with the original sale of preferred stock. The total value of the 124,000 common shares issued of $701,000, the change in the value of the warrants of $62,000 and the amount of unamortized beneficial conversion feature on the preferred stock of $421,000 was recorded as an inducement to convert the preferred stock and charged to common shareholders in 2005. The warrants were valued using the Black-Scholes option pricing model with the following assumption: expected volatility 65%, risk free interest rate 4.25% and contractual life 4.1 years.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Effect of Lumera on Microvision Results of Operations.

Since 2000, we have held an investment in Lumera. After the Lumera initial public offering in July 2004, our ownership dropped to 33%. As a result of the change in ownership percentage, Microvision changed the method of accounting for its investment in Lumera to the equity method and recorded its share of Lumera income or losses. Microvision recorded a non-cash change in ownership interest gain of $13.7 million to stockholders equity as a component of additional paid-in capital during 2004. At December 31, 2004 and 2005, Microvision owned 33% and 28%, respectively, of Lumera's common stock.

Prior to Lumera's initial public offering in July 2004, we were organized into two segments - Microvision, which is engaged in light scanning and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management viewed and evaluated our operations.

A portion of each segments' administration expenses arose from shared services and infrastructure that Microvision had provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses were allocated to the segments and the allocation was determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

After Lumera's initial public offering in July 2004, Lumera became a significant unconsolidated equity investment of Microvision. The following table reflects the results our reportable segments for the year ended December 31, 2004 under our management system. The performance of each segment was measured based on several metrics. Since July 2004, Microvision has operated as one segment. These results were used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments (in thousands):

	Year Ended December 31, 2004			
	Microvision	Lumera	Elimination	Total
Contract Revenue	$ 8,135	$ 686	$ --	$ 8,821
Product Revenue	2,597	--	--	2,597
Cost of Contract Revenue	5,106	433	--	5,539
Cost of Product Revenue	3,868	--	--	3,868
Research and development expense	13,581	1,129	--	14,710
Marketing, general and administrative expense	17,795	1,433	--	19,228
Non-cash compensation expense	821	1,297	--	2,118
Interest income	270	2	--	272
Interest expense	31	120	--	151
Segment loss	32,257	3,724	(2,438)	33,543
Depreciation	1,711	695	--	2,406
Expenditures for capital assets	970	70	--	1,040
Segment assets	25,538	--	--	25,538

Contract Revenue.

	2005	% of contract revenue	2004	% of contract revenue	$ change	% change
Government revenue	$ 5,209	45.7	$ 4,841	54.9	$ 368	7.6
Commercial revenue	6,177	54.3	3,980	45.1	2,197	55.2
Total contract revenue	$ 11,386		$ 8,821		$ 2,565	29.1

December 2005, we raised $10 million before issuance costs of $134,000 from the issuance of convertible notes ("December Notes"), 838,000 shares of Microvision common stock and warrants to purchase an aggregate of 1,089,000 shares of Microvision common stock. This increase in interest expense relates to the stated interest on the March Notes and December Notes, (together "the Notes") as well as the amortization of the discount recorded on the Notes due to the warrants and embedded derivative feature of the Notes.

Gain on Derivative Instruments, Net.

The following table shows the gain on derivative instruments, net:

	2005	2004	$ change	% change
Gain on derivative instruments, net	$ 5,975	$ 0	$ 5,975	N/A

In connection with the issuance of our March Notes, we concluded that the note holders' right to convert all or a portion of the notes into Microvision or Lumera common stock is an embedded derivative instrument as defined by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Accordingly, $2,955,000 of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The derivative instrument was valued using the higher of the Microvision or Lumera conversion feature. The value was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of six months to two years, which corresponds to the principal repayment dates. Due to change in the stock price and remaining life, the fair value of the embedded derivative instrument decreased to $2,463,000 at July 25, 2005, the date of the extinguishment as discussed below. The change in value of $492,000 for the period from issuance to July 25, 2005 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

We issued warrants to purchase 462,000 shares of common stock in connection with the issuance of the March Notes. The warrants vested on the date of grant, have an initial exercise price of $6.84 per share and expire in March 2010. The initial exercise price is subject to adjustment in the event we issue common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. Under the terms of the restructuring of the notes in July 2005, we issued three year warrants to purchase 750,000 shares of Microvision common stock at an initial exercise price of $6.84. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because we cannot engage in certain corporate transactions affecting the common stock unless we make a cash payment to the holders of the warrants. Accordingly, $1,651,000 of the cash proceeds were allocated to the original warrants and an additional $2,295,000 was allocated to the warrant issued in July 2005. These amounts which represent the fair value of the warrants on the date of issuance have been included in current liabilities. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. As of December 31, 2005, the warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 65% and 58%; expected dividend yield of 0%; risk free interest rates ranging from 4.36% to 4.39%; and contractual lives of 4.2 years and 2.6 years. The change in value of the warrants of $2,671,000 for the year ended December 31, 2005 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

The amended conversion feature described above continued to meet the definition of a derivative under FAS 133 and accordingly was recorded at fair value at issuance and included within long term liabilities. The carrying amount of the derivative was adjusted to fair value at each balance sheet date. The derivative feature was valued at $331,000 at December 31, 2005 and a gain of $3,151,000 was recorded from issuance to December 31, 2005.

In connection with the issuance of the December Notes, we concluded that the note holders' right to convert all or a portion of the notes into Microvision common stock is an embedded derivative instrument as defined by FASB Statement No. 133, $1.1 million of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The value of the derivative feature was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 58%; expected dividend yield of 0%; risk free interest rates ranging from 4.01% to 4.39%; and contractual life of four to sixteen months, which corresponds to the principal repayment dates. Due to change in the stock price and remaining life, the fair value of the embedded derivative instrument decreased to $1,038,000 at December 31, 2005. The change in value of $78,000 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Effect of Lumera on Microvision Results of Operations.

Since 2000, we have held an investment in Lumera. After the Lumera initial public offering in July 2004, our ownership dropped to 33%. As a result of the change in ownership percentage, Microvision changed the method of accounting for its investment in Lumera to the equity method and recorded its share of Lumera income or losses. Microvision recorded a non-cash change in ownership interest gain of $13.7 million to stockholders equity as a component of additional paid-in capital during 2004. At December 31, 2004 and 2005, Microvision owned 33% and 28%, respectively, of Lumera's common stock.

Prior to Lumera's initial public offering in July 2004, we were organized into two segments - Microvision, which is engaged in light scanning and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management viewed and evaluated our operations.

A portion of each segments' administration expenses arose from shared services and infrastructure that Microvision had provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses were allocated to the segments and the allocation was determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

After Lumera's initial public offering in July 2004, Lumera became a significant unconsolidated equity investment of Microvision. The following table reflects the results our reportable segments for the year ended December 31, 2004 under our management system. The performance of each segment was measured based on several metrics. Since July 2004, Microvision has operated as one segment. These results were used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments (in thousands):

	Year Ended December 31, 2004			
	Microvision	Lumera	Elimination	Total
Contract Revenue	$ 8,135	$ 686	$ --	$ 8,821
Product Revenue	2,597	--	--	2,597
Cost of Contract Revenue	5,106	433	--	5,539
Cost of Product Revenue	3,868	--	--	3,868
Research and development expense	13,581	1,129	--	14,710
Marketing, general and administrative expense	17,795	1,433	--	19,228
Non-cash compensation expense	821	1,297	--	2,118
Interest income	270	2	--	272
Interest expense	31	120	--	151
Segment loss	32,257	3,724	(2,438)	33,543
Depreciation	1,711	695	--	2,406
Expenditures for capital assets	970	70	--	1,040
Segment assets	25,538	--	--	25,538

Contract Revenue.

	2005	% of contract revenue	2004	% of contract revenue	$ change	% change
Government revenue	$ 5,209	45.7	$ 4,841	54.9	$ 368	7.6
Commercial revenue	6,177	54.3	3,980	45.1	2,197	55.2
Total contract revenue	$ 11,386		$ 8,821		$ 2,565	29.1

In June 2005, we entered into a12 month $4.4 million contract with General Dynamics C4 Systems to continue the development of a helmet-mounted display for the Air Warrior Block 3 system. General Dynamics is under contract with the U.S. Army's Product Manager – Air Warrior in Huntsville, Ala., to develop and integrate the Air Warrior Block 3 system. Our helmet-mounted display is being designed as a full-color, see-through, daylight and night-readable, high-resolution display.

We had a contract revenue backlog of $2.8 million at December 31, 2005.

Product Revenue.

	2005	% of product revenue	2004	% of product revenue	$ change	% change
Flic revenue	$ 1,570	46.7	$ 1,732	66.7	$ (162)	(9.4)
Nomad revenue	1,790	53.3	865	33.3	925	106.9
Total product revenue	$ 3,360		$ 2,597		$ 763	29.4

Revenue on sales of the Flic product declined in 2005 from 2004 due to fewer units sold. During 2005, we completed the sale of 165 Nomad units totaling $1.2 million to General Dynamics.

We had a product revenue backlog of $579,000 at December 31, 2005.

Cost of Contract Revenue.

	2005	% of contract revenue	2004	% of contract revenue	$ change	% change
Cost of contract revenue	$ 6,456	56.7	$ 5,539	62.8	$ 917	16.6

On a percentage of contract revenue bases, cost of contract revenue decreased to 57% from 63% in 2004. The change in cost of contract revenue percentage is primarily attributable to changes in the contract costs mix. Total direct costs in 2005 increased approximately 23% from 2004. The direct labor cost portion of direct cost increased by approximately 8% from 2004. The increase in direct labor cost resulted from a higher volume of contract work performed during 2005 compared to 2004.

Cost of Product Revenue.

	2005	% of product revenue	2004	% of product revenue	$ change	% change
Cost of product revenue	$ 8,636	257.0	$ 3,868	148.9	$ 4,768	123.3

Our costs to produce Nomad units during 2005 were substantially higher than product revenue. Until October 2004, we classified production cost in excess of product revenue as research and development expense. In October 2004, we determined that Nomad production and manufacturing processes were sufficiently mature to support "commercial production" as described in SFAS No. 2 "Accounting for Research and Development Costs". As a result of this determination we began full absorption of manufacturing overhead cost.

Cost of product revenue in 2005 includes the write off of $3.0 million of Nomad inventory and $700,000 of Flic inventory. The write-off's were due to changes in product design and customer demand that caused components and accessories to become obsolete or excess to forecasted demand.

Research and Development Expense.

	2005	2004	$ change	% change
Research and development	$ 6,587	$ 15,257	$ (8,670)	(56.8)

Research and development expense in 2004 included approximately $4.3 million in manufacturing overhead associated with Nomad production.

Research and development expense attributable to Lumera was $0 in 2005 compared to $1.1 million in 2004. The decrease in research and development expense attributable to Lumera accounts for 14% of the decrease in consolidated research and development expense.

We allocate research and development resources to customer funded projects and internally funded projects based on management's determination of customer requirements, product development requirement, and the availability of research and development resources to meet project objectives. During 2005 we allocated $917,000 more resources to customer funded projects than in 2004.

Sales, Marketing, General and Administrative Expense.

	2005	2004	$ change	% change
Sales, marketing, general and administrative	$ 20,352	$ 20,798	$ (446)	(2.1)

The decrease in sales, marketing, general and administrative expense is due to lower non-cash compensation expense. Non-cash compensation expense includes the amortization of the value of stock options granted to individuals who are not employees or directors of the Company for services provided to the Company as well as employee stock based compensation expenses. Non-cash compensation expense decreased by $1.7 million to $429,000 in 2005, from $2.1 million in 2004.

The decrease in non-cash compensation expenses was offset by the increase in sales and marketing activity related to Nomad and Flic sales. We added sales staff, demonstration equipment and promotion materials to support increased sales of Nomad and Flic.

In 2000, the Board of Directors authorized Microvision to provide unsecured lines of credit to each of its three senior officers. One of the officers pledged 50,000 shares of Lumera common stock as collateral for the loans. No loans have been made under either Microvision's Executive Option Exercise Note Plan or the Executive Loan Plan since July 2002, and we do not intend to make any additional loans under these plans. A total of $2,723,000 was issued and remains outstanding under the Executive Loan Plan. There are currently no outstanding loans under the Executive Option Exercise Note Plan.

In 2005, we determined that certain of our senior officers may have had insufficient net worth and short-term earnings potential to repay their outstanding loans. As a result, we recorded additional allowances for doubtful accounts for the receivables from senior officers of $1,031,000. The balance of the allowance for doubtful accounts for receivables from senior officers was $1.9 million at December 31, 2005. Two of the officers left the Company in January 2006. In accordance with the terms, the due dates of the loans were set in January 2007.

Interest Income and Expense.

	2005	2004	$ change	% change
Interest income	$ 263	$ 272	$ (9)	(3.3)

	2005	2004	$ change	% change
Interest expense	$ 3,253	$ 151	$ 3,102	2,054.3

In March 2005, we raised $10 million before issuance costs of $423,000 from the issuance of convertible notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. In

December 2005, we raised $10 million before issuance costs of $134,000 from the issuance of convertible notes ("December Notes"), 838,000 shares of Microvision common stock and warrants to purchase an aggregate of 1,089,000 shares of Microvision common stock. This increase in interest expense relates to the stated interest on the March Notes and December Notes, (together "the Notes") as well as the amortization of the discount recorded on the Notes due to the warrants and embedded derivative feature of the Notes.

Gain on Derivative Instruments, Net.

The following table shows the gain on derivative instruments, net:

	2005	2004	$ change	% change
Gain on derivative instruments, net	$ 5,975	$ 0	$ 5,975	N/A

In connection with the issuance of our March Notes, we concluded that the note holders' right to convert all or a portion of the notes into Microvision or Lumera common stock is an embedded derivative instrument as defined by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Accordingly, $2,955,000 of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The derivative instrument was valued using the higher of the Microvision or Lumera conversion feature. The value was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.62%; and contractual life of six months to two years, which corresponds to the principal repayment dates. Due to change in the stock price and remaining life, the fair value of the embedded derivative instrument decreased to $2,463,000 at July 25, 2005, the date of the extinguishment as discussed below. The change in value of $492,000 for the period from issuance to July 25, 2005 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

We issued warrants to purchase 462,000 shares of common stock in connection with the issuance of the March Notes. The warrants vested on the date of grant, have an initial exercise price of $6.84 per share and expire in March 2010. The initial exercise price is subject to adjustment in the event we issue common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. Under the terms of the restructuring of the notes in July 2005, we issued three year warrants to purchase 750,000 shares of Microvision common stock at an initial exercise price of $6.84. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, because we cannot engage in certain corporate transactions affecting the common stock unless we make a cash payment to the holders of the warrants. Accordingly, $1,651,000 of the cash proceeds were allocated to the original warrants and an additional $2,295,000 was allocated to the warrant issued in July 2005. These amounts which represent the fair value of the warrants on the date of issuance have been included in current liabilities. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. As of December 31, 2005, the warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 65% and 58%; expected dividend yield of 0%; risk free interest rates ranging from 4.36% to 4.39%; and contractual lives of 4.2 years and 2.6 years. The change in value of the warrants of $2,671,000 for the year ended December 31, 2005 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

The amended conversion feature described above continued to meet the definition of a derivative under FAS 133 and accordingly was recorded at fair value at issuance and included within long term liabilities. The carrying amount of the derivative was adjusted to fair value at each balance sheet date. The derivative feature was valued at $331,000 at December 31, 2005 and a gain of $3,151,000 was recorded from issuance to December 31, 2005.

In connection with the issuance of the December Notes, we concluded that the note holders' right to convert all or a portion of the notes into Microvision common stock is an embedded derivative instrument as defined by FASB Statement No. 133, $1.1 million of the cash proceeds were allocated to the embedded derivative instrument, which represents the fair value of the instrument on the date of issuance. The value of the derivative feature was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 58%; expected dividend yield of 0%; risk free interest rates ranging from 4.01% to 4.39%; and contractual life of four to sixteen months, which corresponds to the principal repayment dates. Due to change in the stock price and remaining life, the fair value of the embedded derivative instrument decreased to $1,038,000 at December 31, 2005. The change in value of $78,000 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

We issued warrants to purchase 1,089,000 shares of common stock in connection with the issuance of the December Notes. The warrants vested on the date of grant, have an initial exercise price of $3.94 per share and expire in December 2010. The initial exercise price is subject to adjustment in the event we issue common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because we cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $2.2 million of the cash proceeds were allocated to the original warrants which represent the fair value of the warrants on the date of issuance, and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period. As of December 31, 2005, the warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 65%; expected dividend yield of 0%; risk free interest rate of 4.35%; and contractual life of five years. The change in value of $22,000 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

Loss on debt extinguishment.

	2005	2004	$ change	% change
Loss on debt extinguishment	$ (3,313)	$ 0	$ (3,313)	N/A

In July 2005, we entered into an agreement to amend the March Notes. In connection with the amendment, we issued three year warrants to purchase 750,000 shares of Microvision common stock with an initial exercise price of $6.84 per share. The conversion price of the amended notes and exercise price of the warrants are subject to anti-dilution adjustments. In addition, the price at which the note holder can convert the March Notes into our common stock was reduced to $5.85 per share, and the price at which we can mandatorily convert the March Notes into our common stock was reduced to $10.24. We have pledged 1,750,000 shares of our Lumera common stock as collateral for the March and December Notes. As a result of the amendment, the amended notes are no longer exchangeable into Lumera common stock.

We concluded that the amendment of the March Notes met the criteria of a debt extinguishment and recorded a charge of $3,313,000 for the change in the fair value of the debt in July 2005. The charge was measured as the value of the additional warrants that were issued to the note holders and the fair value of the reduced price at which the debt could be converted into our common stock. The additional warrants were initially valued on the amendment date at $2,295,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rate of 3.66%; and contractual life of three years. The valuation of the reduction in the conversion price was estimated on the amendment date at $1,018,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 75%; expected dividend yield of 0%; risk free interest rates ranging from 3.25% to 3.58%; and contractual life equal to the length of the option.

Equity in losses of Lumera.

	2005	2004	$ change	% change
Equity in losses of Lumera	$ (3,242)	$ (1,711)	$ (1,531)	89.5

In July 2004, Lumera completed an initial public offering of its common stock. In connection with the offering, all Lumera Series A and Series B Preferred Stock was converted to Lumera common stock. Immediately after the offering, we owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, we changed the method of accounting for our investment in Lumera to the equity method. Under the equity method, we recorded our ownership interest in the net book value of Lumera immediately following the initial public offering as an investment in equity method subsidiary of $11.9 million. We record our pro rata share of Lumera's income or loss as an adjustment in the value of our investment in Lumera. Our share in Lumera's losses was $3.2 million for the year ended December 31, 2005 and $1.7 million for the period from July 2004 to December 31, 2004.

Gain on sale of securities of equity investment.

	2005	2004	$ change	% change
Gain on sale of securities of equity investment	$ 2,700	$ 0	$ 2,700	N/A

During 2005, we sold 812,000 shares of its Lumera common stock at prices between $4.04 and $5.00 per share. The total proceeds from the sales were $3,893,000. The sales prices were higher than the average carrying value of the shares and we recognized a gain of $2.7 million in 2005.

Income Taxes.

At December 31, 2005, we had net operating loss carry-forwards of approximately $191.0 million for federal income tax reporting purposes. In addition, we had research and development tax credits of $2.6 million.

Inducement for Conversion of Preferred Stock.

	2005	2004	$ change	% change
Inducement for conversion of preferred stock	$ (1,184)	$ 0	$ (1,184)	N/A

In September 2004, we raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 362,000 shares of common stock. The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at our election, subject to certain conditions.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility, 75%; risk free interest rate, 3.4%, and contractual life five years. $1.3 million of the proceeds were allocated to the warrant and was recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of our common stock on the date of commitment to purchase the preferred stock, resulting in the recognition of a beneficial conversion feature in accordance with Emerging Issues Task Force No 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments." This beneficial conversion feature was measured as $1.2 million, which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) using the effective interest method, over the stated life of the preferred stock, which is three years. During 2005, we recorded $280,000 in dividends on the preferred stock and $303,000 in accretion of the beneficial conversion feature of the preferred stock.

In August 2005, the preferred stock holder agreed to convert 5,000 shares of our preferred stock into 734,000 shares of common stock. As an inducement to convert the preferred stock we issued 124,000 shares of our common stock to the preferred stock holder and adjusted the exercise price from $8.16 to $6.84 per share for the existing warrants to purchase 362,000 shares of common stock issued in connection with the original sale of preferred stock. The total value of the 124,000 common shares issued of $701,000, the change in the value of the warrants of $62,000 and the amount of unamortized beneficial conversion feature on the preferred stock of $421,000 was recorded as an inducement to convert the preferred stock and charged to common shareholders in 2005. The warrants were valued using the Black-Scholes option pricing model with the following assumption: expected volatility 65%, risk free interest rate 4.25% and contractual life 4.1 years.

Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. At December 31, 2006, we had $14.6 million in cash and cash equivalents. We own 1,750,000 shares of Lumera common stock which are pledged as collateral for the convertible notes. The final payments on the notes are due March 15, 2007. After we repay the notes in full, the pledged shares are released to us and become eligible for sale. Based on the March 1, 2007 closing price of $4.28, the pledged Lumera shares have a market value of approximately $7.5 million. The market price of Lumera's common stock is subject to fluctuations based on Lumera's financial performance, published accomplishments and overall market conditions. During the 90 calendar day period ended March 1, 2007, Lumera common stock has traded between $4.06 and $10.35. We believe that the combination of cash, cash equivalents and Lumera common stock will satisfy our budgeted cash requirements through 2007. Based on our current operating plan, we anticipate we will require additional cash by February 2008. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that such cash will be available to us, or if available, on terms acceptable to us or on a timely basis.

Cash used in operating activities totaled $27.1 million during 2006, compared to $19.7 million during 2005.

We had the following material gains and charges, and changes in assets and liabilities during the year ended December 31, 2006.

- *"Non cash interest expense, net"* In connection with the issuance of our notes in March 2005 and December 2005, we allocated proceeds to the embedded derivative features and the warrants. The aggregate discount to the notes of $7.9 million is amortized to non-cash interest expense using the imputed interest method over the life of the notes. At December 31, 2006, we had $349,000 in unamortized discount associated with the notes remaining.

- *"Derivative feature of notes payable"* In connection with the issuance of the Notes, we allocated a portion of the proceeds to the embedded derivative features of the Notes. Due to changes in the stock price and remaining life, the fair value of the embedded derivative instrument decreased to $68,000 at December 31, 2006. The aggregate change in value of $1.3 million for the year ended December 31, 2006 was recorded as a non-operating gain and is included in "Gain on derivative features of note payable, net" in the consolidated statement of operations.

- *"Allowance for receivables from related parties"* In 2000, the Board of Directors authorized Microvision to provide unsecured lines of credit to each of its three senior officers. No loans have been made under either Microvision's Executive Option Exercise Note Plan or the Executive Loan Plan since July 2002, and we do not intend to make any additional loans under these plans. Notes totaling $2,723,000 were issued and remain outstanding under the Executive Loan Plan. There are currently no outstanding loans under the Executive Option Exercise Note Plan.

  Two of the three officers with outstanding loans left Microvision in January 2006. In accordance with the terms, the loans were due in January 2007. Neither of the officers has repaid their loans. One of the officers pledged 50,000 shares of Lumera common stock as collateral for the loans. We are pursuing collection of the outstanding balances. As a result of our review of the financial position of the former executives and the potential difficulty in collecting loans from former employees we have recorded additional allowances for doubtful accounts for the receivables from senior officers of $542,000 during 2006. With this adjustment in 2006, the allowance for receivables from related parties of $2,473,000 is based on a total receivable balance of $2,723,000 less the estimated value of the collateral.

- *"Equity losses in Lumera" and "Gain on sale of securities of equity investment"* Until January 2006, we accounted for our investment in Lumera using the equity method. We recorded our pro rata share of Lumera's income or loss as an adjustment in the value of our investment in Lumera. Our share in Lumera's losses was $290,000 and $3.2 million for the years ended December 31, 2006 and December 31, 2005, respectively.

  In January 2006, we sold 2.6 million shares of our Lumera common stock for $10.3 million. We recorded a "Gain on sale of securities of equity investment" of approximately $7.3 million. As a result of the reduction in ownership, we changed to the cost basis of accounting for our investment in Lumera in accordance with FAS 115.

  During 2005, we sold 812,000 shares of our Lumera common stock at prices between $4.04 and $5.00 per share for total proceeds of $3,893,000. The aggregate carrying value of the shares sold in 2005 was $1,192,000 resulting in a gain of $2,700,000.

- *"Inventory"* Inventory increased by $284,000 to $1,043,000 at December 31, 2006 from $759,000 at December 31, 2005. The increase was primarily attributable to higher quantity of Flic inventory in stock. We had previously made commitments to purchase certain minimum quantities based on the economic order quantities, sales forecast and the availability of raw materials. We value inventory at the lower of cost or market with cost determined on a weighted average cost basis. The following table shows the composition of the inventory at December 31, 2006 and December 31, 2005, respectively:

	December 31, 2006	December 31, 2005
Raw materials	$ 146,000	$ 267,000
Work in process	--	141,000
Finished goods	897,000	351,000
	$ 1,043,000	$ 759,000

Cash provided by investing activities totaled $11.8 million in 2006 compared to $1.0 million in 2005. During 2006 and 2005, we had no net purchases of investment securities. The proceeds from the sales of investment securities were used to fund our operations.

We used cash of $2.2 million for capital expenditures in 2006, compared to $1.2 million in 2005. Capital expenditures include leasehold improvements to leased office space and computer hardware and software, laboratory equipment and furniture and fixtures to support operations.

Cash provided by financing activities totaled $23.0 million in 2006, compared to $24.3 million in 2005. The following is a list of payments made on our March and December 2005 Convertible Notes during 2006 and 2005.

In May 2006, we entered into a Conversion Agreement with the holders of our Series A Convertible Preferred Stock to convert 5,000 shares of Preferred Stock. As consideration for the conversion, we issued a total of 1,353,066 shares of our common stock, $.001 par value, of which 565,000 shares were issued as an inducement to convert ("Incentive Shares"). In connection with the conversion, we were required to register the Incentive Shares. Under the conversion agreement, we agreed to pay the difference, only if positive, of $3.62 minus the 45 day trailing volume weighted average price as of the 45th trading day after the effective date of the required registration statement with respect to any of the Incentive Shares that were sold by the holder during the 45 day period or that were held in an economically neutral position as of the end of the 45 day period.

We determined that the price protection feature of the Incentive Shares included an embedded derivative feature as defined by Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"). We recorded the estimated initial value of the derivative feature at conversion of $401,000 as a non-operating expense included in "Gain on derivative instruments, net." In August 2006, the Company determined and recorded the final value and paid the liability of $1,074,000.

The following is a list of scheduled payments we made in connection with our March and December 2005 convertible notes during 2006 and 2005.

- During 2006:
  - cash payments of $9.6 million in principal and $722,000 in interest, and
  - issued 1.4 million shares of our common stock in payment of $1.7 million in principal and $88,000 in interest.

- During 2005:
  - cash payments of $331,000 in interest, and
  - issued 298,000 shares of our common stock in payment of $867,000 in principal and $130,000 in interest.

The following is a list of securities issuances during 2006 and 2005.

- In June and July 2006, the Company raised an aggregate of $27.1 million before issuance cost of $2.2 million through an underwritten public offering of 11.6 million shares of our common stock and warrants to purchase 12.4 million shares of our common stock. The warrants have an exercise price of $2.65 per share, a five year term, and are not exercisable for one year from the date of issuance. The warrants are callable after one year from the date of issuance if the average closing bid price of our stock is over $5.30 for any 20 consecutive trading days. In connection with the offering, the Company issued the underwriter a warrant to purchase 537,500 shares of Microvision common stock at an exercise price of $2.76 per share. The Company also issued the underwriter a warrant to acquire 537,500 warrants, identical to those sold in the offering, at an exercise price of $0.16 per warrant. Both warrants will be exercisable for a period of 4 years beginning on the first anniversary of the date of issuance.

- In November 2006, we raised $7.9 million before issuance costs of $779,000 through an underwritten public offering of 3,318,000 shares of our common stock.

- In March 2005, we raised $10.0 million, before issuance costs of $423,000, from the issuance of convertible notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. The March Notes are convertible on demand by the holders into Microvision common stock, had an initial conversion price of $6.84 per share of Microvision common stock, and were convertible into Lumera common stock held by us at an initial conversion price of $5.64 per share up to a limit of 1,750,000 shares of Lumera common stock. The March Notes were amended in July 2005 and the holders' right to exchange the March Notes into shares of Lumera common stock was removed.

  In December 2005, we raised $10.0 million, before issuance costs of $134,000, from the issuance of convertible notes ("December Notes") 838,000 shares of common stock and warrants to purchase an aggregate of 1,089,000 shares of Microvision common stock. The December Notes are convertible on demand by the holders into Microvision common stock at an initial conversion price of $3.94 per share.

  The holders of the March and December notes (together the "Notes") may convert all or a portion of their notes. The initial conversion price is subject to adjustment in the event we issue common stock or common stock equivalents at a price per share of common stock below the conversion price of the Notes. In addition, upon the request of the note holders, we are required to redeem the Notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the notes. We have pledged 1,750,000 shares of our Lumera common stock as collateral for the Notes, described above. The pledged Lumera shares have been classified as a "Current restricted investments" on our consolidated balance sheet.

  The terms of the March and December Notes include interest at LIBOR plus 3.0% payable quarterly in cash or Microvision common stock, at our election, subject to certain conditions. For both Notes, in no case shall the interest rate be less than 6.0% or greater than 8.0%. At December 31, 2006, the interest rate was 8%. If we choose to pay interest in Microvision common stock instead of cash, the interest conversion price will be based on 92% of the arithmetic average of the volume weighted average prices for the 10 trading days prior to the payment date. Additionally, in order to pay interest on the December Notes in Microvision stock, our stock price must be greater than $4.06.

  The March Notes are payable in six equal quarterly installments beginning in December 2005. The December Notes are payable in five equal quarterly installments beginning in March 2006. For both Notes, if we choose to pay principal in Microvision common stock instead of cash, the principal conversion price will be based on 90% of the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date. Additionally, in order to pay principal on the December Notes in Microvision stock, our stock price must be greater than $4.06.

  We concluded that the note holders' rights to convert all or a portion of the March and December Notes into our common stock are embedded derivative instruments as defined by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities ("FAS 133")*. Accordingly, $3.0 million of the cash proceeds from the March Notes and $1.1 million of the cash proceeds from the December Notes were allocated to the embedded derivative instruments, which represent the fair values of the instruments on the dates of issuance. The initial values were estimated using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 83% and 58% respectively;

expected dividend yields of 0%; risk free interest rates of 4.01% to 4.62%; and contractual lives of four months to two years, which correspond to the principal repayment dates. Due to changes in our stock price and remaining contractual lives, the fair values of the embedded derivative features decreased to $68,000 and $1,368,000 at December 31, 2006 and 2005, respectively. The change in value of $1,300,000 and $1,587,000 for the years ended December 31, 2006 and 2005, respectively, was recorded as a non-operating gain and included in "Gain on derivative instruments, net" in the consolidated statement of operations.

In connection with the July 2005 amendment, we issued three year warrants to purchase 750,000 shares of Microvision common stock at an exercise price of $6.84 per share. The conversion price of the amended Notes and exercise price of the warrants are subject to anti-dilution adjustments, subject to conditions. In addition, the price at which the Note holders can convert the Notes to Microvision common stock was reduced to $5.85 per share, and the price at which we can mandatorily convert the Notes to Microvision common stock was reduced to $10.24.

We concluded that the July 2005 amendment of the March Notes met the criteria of a debt extinguishment. We recorded a non cash charge of $3,313,000 for the change in the fair value of the debt and related consideration. The change in the value was measured as the value of the additional warrants that were issued to the note holders and the change in the price at which the debt could be converted into our common stock. The additional warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 75%; expected dividend yields of 0%; risk free interest rates of 3.66%; and contractual lives of three years. The additional warrants were initially valued at $2,295,000. The change in the note conversion feature was valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 75%; expected dividend yields of 0%; risk free interest rates ranging from 3.25% to 3.58% and contractual lives of .4 years to 1.6 years, which corresponds to the principal repayment dates. The change in the conversion price was valued at $1,018,000.

The amended conversion feature continued to meet the definition of a derivative under FAS 133 and, accordingly, was recorded at fair value and adjusted to fair value at each balance sheet date. An adjustment of $323,000 and $3,151,000 was recorded during the years ended December 31, 2006 and 2005, respectively.

The five year warrants granted with the March and December Notes vested on the date of grant, have exercise prices of $6.84 and $3.94, respectively, per share of common stock. The initial exercise price of each warrant is subject to adjustment in the event we issue common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because we cannot engage in certain corporate transactions affecting the common stock unless we make a cash payment to the holders of the warrants. Accordingly, $1.7 million and $2.2 million, or the cash proceeds from the March and December Notes, respectively, were allocated to the warrants, which represents the fair values of the warrants on the dates of issuance and the amounts were recorded as current liabilities. Subsequent changes in the fair values of the warrants are recorded in the statement of operations each period. The combined liability for the initial warrant and additional warrant associated with the March Notes and those associated with the December Notes was valued at $2,572,000 and $3,452,000 at December 31, 2006 and 2005, respectively. The combined adjustments in value were$880,000 and $2,693,000 for the years ended December 31, 2006 and 2005, respectively. The warrants issued with the March and December Notes were valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 67% and 58% to 65%, respectively; expected dividend yields of 0%; risk free interest rates of 4.72% to 4.90%, and 4.35% to 4.39%, and contractual lives of 1.6 to 3.9 years and 2.6 to 4.9 years, respectively.

- In August and September 2005, we raised $7.0 million before issuance costs through the sale of 1,333,000 shares of our common stock at a price of $5.25 per share and five-year warrants to purchase a total of 301,000 shares of our common stock at a price of $6.50 to a holder of the Company's preferred stock and new investors.

We may also raise cash through future sales of our preferred or common stock, issuance of debt securities or other borrowings. Should expenses exceed the amounts budgeted, we may require additional cash earlier than expected to further the development of our technology, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. The operating plan also provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments. There can be no assurance that additional financing will be available to us or that, if available, it will be available on acceptable terms on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, that we may be required to limit its operations substantially. This limitation of operations may include reductions in staff and discretionary costs, which may include non-contractual research costs. Our cash requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating our technology and the market acceptance and competitive position of such products.

Future operating expenditures and capital requirements will depend on numerous factors, including the following:

- the progress of research and development programs,
- the progress in commercialization activities and arrangements,
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,
- competing technological and market developments, and
- our ability to establish cooperative development, joint venture and licensing arrangements.

In order to maintain our exclusive rights under our license agreement with the University of Washington, we are obligated to make royalty payments to the University of Washington with respect to the Virtual Retinal Display technology. If we are successful in establishing original equipment manufacturer co-development and joint venture arrangements, we expect our partners to fund certain non-recurring engineering costs for technology development and/or for product development. Nevertheless, we expect our cash requirements to remain high as we expand our activities and operations with the objective of commercializing the light scanning technology.

The following table lists our contractual obligations (in thousands):

	December 31,						
	2007	2008	2009	2010	2011	After 2011	Total
Contractual Obligations:							
Open purchase orders *	$ 2,156	$ --	$ --	$ --	$ --	$ --	$ 2,156
Minimum payments under senior secured convertable notes including interest	2,767	--	--	--	--	--	2,767
Minimum payments under capital leases	60	55	33	27	20	--	195
Minimum payments under operating leases	856	882	882	911	945	1,585	6,061
Minimum payments under research, royalty and licensing agreements†	390	215	215	175	350	--	1,345
Total	$ 6,229	$ 1,152	$ 1,130	$ 1,113	$ 1,315	$ 1,585	$ 12,524

* Open purchase orders represent commitments to purchase inventory, materials, capital equipment and other goods used in the normal course of the Company's business.

† License and royalty obligations continue through the lives of the underlying patents, which is currently through at least 2017.

New accounting pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 155, "*Accounting for Certain Hybrid Instruments*" ("FAS 155"). This standard amends the guidance in FASB Statements No. 133, "*Accounting for Derivative Instruments and Hedging Activities*". FAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis, and clarifies other issues regarding accounting for derivative instruments. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently assessing the guidance in FAS 155 and the potential impacts it may have on the Company in relation to any future security issuances.

In July 2006, FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of the standard. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently assessing the guidance in FIN 48 and the potential impacts it may have on us in relation to deferred taxes and taxes payable.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires an analysis of misstatements using both an income statement (rollover approach) and a balance sheet (iron curtain) approach in assessing materiality. An adjustment to the financial statements must be made if either approach considers the misstatement to be material. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company's results of operations and financial position were not affected by the adoption of SAB 108.

Subsequent Events

At a special meeting of shareholders of Microvision, Inc. on January 18, 2007, shareholders approved an amendment to our Certificate of Incorporation to increase the number of authorized shares of common stock from 73.0 million shares to 125.0 million shares. The newly authorized shares or common stock have the same rights as the previously authorized shares, including the right to cast one vote per share of common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Substantially all of our cash equivalents and investment securities have variable interest rates and, as such, the fair values of the principal of these instruments are not affected by changes in market interest rates. Due to the generally short-term maturities of these investment securities, we believe that the market risk arising from its holdings of these financial instruments is not material.

Our investment policy restricts investments to ensure principal preservation and liquidity. We invest cash that we expect to use within approximately sixty days in U.S. treasury-backed instruments. We invest cash in excess of sixty days of our requirements in high quality investment securities. The investment securities portfolio is limited to U.S. government and U.S. government agency debt securities and other high-grade securities generally with maturities of three years or less.

The maturities of cash equivalents and investment securities, available-for-sale, as of December 31, 2006, are as follows:

	Amount	Percent
Cash and cash equivalents	$ 14,552,000	100.0 %
Less than one year	--	--
	$ 14,552,000	100.0 %

All of the Company's development contract payments are made in U.S. dollars. However, in the future the Company may enter into additional development contracts in foreign currencies that may subject the Company to foreign exchange rate risk. The Company intends to enter into foreign currency hedges to offset the exposure to currency fluctuations when it can determine the timing and amounts of the foreign currency exposure.

Cash and cash equivalents were $14.6 million as of December 31, 2006.

We own 1,750,000 million shares of Lumera common stock which are pledged as collateral for the convertible notes. The final payments on the notes are due March 15, 2007. After we repay the notes in full, the pledged shares are released to us and become eligible for sale. Based on the March 1, 2007 closing price of $4.28, the pledged Lumera shares have a market value of approximately $7.5 million. The market price of Lumera's common stock is subject to fluctuations based on Lumera's financial performance, published accomplishments and overall market conditions. During the 90 calendar day period ended March 1, 2007, Lumera common stock has traded between $4.06 and $10.35. We own approximately 8.8% of Lumera's common stock. Since we hold a large percentage of Lumera's common stock, if an active market does not develop or is not sustained, it may be difficult to sell the shares of Lumera's common stock at an attractive price or at all. The likelihood of Lumera's success, and the value of our common stock, must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include Lumera's potential inability to establish product sales and marketing capabilities; to establish and maintain markets for their potential products; and to continue to develop and upgrade their technologies to keep pace with changes in technology and the growth of markets using polymer materials. If Lumera is unsuccessful in meeting these challenges, its stock price, and the value of our investment, could decrease.

CORPORATE INFORMATION

FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained upon request without charge from the Company's headquarters, attention: Investor Relations.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Market under the symbol "MVIS." As of March 1, 2007, there were approximately 370 holders of record of 43,193,000 shares of common stock outstanding. We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings to fund the operations of our business and do not anticipate paying dividends on the common stock in the foreseeable future.

Our common stock began trading publicly on August 27, 1996. The quarterly high and low sales prices of the Company's common stock for each full quarterly period in the last two fiscal years and the year to date as reported by The NASDAQ Global Market are as follows:

	Common Stock	
Quarter Ended	**HIGH**	**LOW**
2005		
March 31, 2005	$ 7.70	$ 5.03
June 30, 2005	6.77	4.15
September 30, 2005	6.49	5.04
December 31, 2005	6.53	3.02
2006		
March 31, 2006	$ 4.25	$ 2.41
June 30, 2006	4.19	1.88
September 30, 2006	2.00	1.16
December 31, 2006	3.52	1.35
2007		
January 1, 2007 to March 1, 2007	$ 4.08	$ 2.98

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on an initial $100 investment in the Company's common stock for the five fiscal years ended December 31, 2006 to two indices: the Nasdaq Market Index and an index of peer companies selected by the Company ("Peer Group"). The companies in the Peer Group are as follows: Kopin Corporation, Planar Systems, Inc., and Universal Display Corp. The graph and table assume that $100 was invested on December 31, 2001 in the Company's common stock, the Nasdaq Stock Market Index and the Peer Group, and that all dividends were reinvested. The past performance of the Company's common stock is not an indication of future performance. We cannot assure you that the price of the Company's common stock will appreciate at any particular rate or at all in future years.

COMPARISON OF 5-YEAR CUMULATIVE RETURN AMONG MICROVISION, INC., THE NASDAQ STOCK MARKET INDEX AND A PEER GROUP



150
125
100
75
50
25
0
DOLLARS
2001
2002
2003
2004
2005
2006
Microvision, Inc.
Peer Group Index
Nasdaq Market Index

Assumes: $100 Invested on December 31, 2001;
Dividends Reinvested;
Fiscal Year Ending December 31, 2006.

	2001	2002	2003	2004	2005	2006
Microvision, Inc.	100.00	37.36	53.51	49.16	25.28	22.40
Peer Group Index	100.00	48.21	72.87	40.92	47.61	45.81
Nasdaq Market Index	100.00	69.75	104.88	113.70	116.19	128.12

Design by Graphica, Seattle. Photography by Craig Tarrones.

Officers and Directors

BOARD OF DIRECTORS

Richard A. Cowell
Principal
Booz Allen Hamilton, Inc.

Slade Gorton
Of Counsel
Kirkpatrick & Lockhart
Preston Gates Ellis LLP;
Former U.S. Senator

Jeanette Horan
Vice President
Business Process and
Architecture Integration
IBM

Marc Onetto
Senior Vice President
Worldwide Operations
Amazon.com

Alexander Y. Tokman
President and Chief Executive Officer
Microvision, Inc.

Brian Turner
Chief Financial Officer
Coinstar, Inc.

EXECUTIVE OFFICERS

Alexander Y. Tokman
President and Chief Executive Officer

Ian D. Brown
Vice President
Sales and Marketing

Sridhar Madhavan
Vice President
Engineering

Thomas M. Walker
Vice President
General Counsel and Secretary

Jeff. T. Wilson
Chief Financial Officer

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP

TRANSFER AGENT

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
Shareholder Services
P 800.937.5449

STOCK LISTING

Microvision, Inc. common stock
is traded on The NASDAQ Stock
Market under the symbol MVIS.

INVESTOR INQUIRIES

Microvision, Inc.
Attn: Investor Relations
6222 185th Ave NE
Redmond, WA 98052
P 425.415.6847
E ir@microvision.com

CORPORATE COUNSEL

Ropes & Gray LLP
One International Place
Boston, MA 02110

Forward-Looking Statements

Statements contained in this annual report relate to future events, including those relating to expected results, projections of future operations, plans for product development and commercialization, future commercial arrangements, building commercial relationships, growth in demand, improvement of product quality and performance, performance under existing contracts, future product releases, as well as statements containing words like "expect," "plan," "believe," "anticipate," "should," "estimate," "will," "poised," "intend," and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the Company's forward-looking statements include the following: our ability to raise additional capital when needed, market acceptance of and the current developmental stage of our technologies and products; our financial and technical resources relative to those of our competitors; our lack of manufacturing experience and ongoing capital requirements; our dependence on key personnel; our ability to keep up with rapid technological change; changes in display technologies; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; dependency on advances by third parties in certain technology used by us and other risk factors identified from time to time in the Company's SEC Filings, its Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Reports on Form 10-Q. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

MICROVISION

2006 ANNUAL REPORT

END